Registration No. 333-136873
                                                     1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1227

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on November 30, 2006 at 2:00 p.m. pursuant to Rule 487.

                ________________________________




          The Dow(sm) Target 10 Portfolio, December 2006 Series
                 The Dow(sm) Target Dividend Portfolio,
                          December 2006 Series
           Target Double Play Portfolio, December 2006 Series
            Target Focus Four Portfolio, December 2006 Series
               Target VIP Portfolio, December 2006 Series
         Value Line(R) Target 25 Portfolio, December 2006 Series

                                 FT 1227

FT 1227 is a series of a unit investment trust, the FT Series. FT 1227 consists of six separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                              1-800-621-9533


            The date of this prospectus is November 30, 2006

                                Table of Contents


Summary of Essential Information                                   3
Fee Table                                                          6
Report of Independent Registered Public Accounting Firm            8
Statements of Net Assets                                           9
Schedules of Investments                                          12
The FT Series                                                     24
Portfolios                                                        24
Risk Factors                                                      29
Hypothetical Performance Information                              32
Public Offering                                                   34
Distribution of Units                                             36
The Sponsor's Profits                                             38
The Secondary Market                                              38
How We Purchase Units                                             38
Expenses and Charges                                              38
Tax Status                                                        39
Retirement Plans                                                  41
Rights of Unit Holders                                            41
Income and Capital Distributions                                  42
Redeeming Your Units                                              42
Investing in a New Trust                                          44
Removing Securities from a Trust                                  44
Amending or Terminating the Indenture                             45
Information on the Sponsor, Trustee, Fund/SERV(R)
     Eligible Unit Servicing Agent and Evaluator                  46
Other Information                                                 47

                     Summary of Essential Information

                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


                                Sponsor:   First Trust Portfolios L.P.
                                Trustee:   The Bank of New York
Fund/SERV Eligible Unit Servicing Agent:   FTP Services LLC
                              Evaluator:   First Trust Advisors L.P.

                                                                                                           The Dow(sm)
                                                                                                           Target 10
                                                                                                           Portfolio,
                                                                                                           December
                                                                                                           2006 Series
                                                                                                           ___________
Initial Number of Units (1)                                                                                    14,996
Fractional Undivided Interest in the Trust per Unit (1)                                                      1/14,996
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $   10.000
   Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                  9.900
   Less Deferred Sales Charge per Unit (3)                                                                      (.145)
                                                                                                           __________
Redemption Price per Unit (5)                                                                                   9.755
    Less Creation and Development Fee per Unit (3)(5)                                                           (.050)
    Less Organization Costs per Unit (5)                                                                        (.029)
                                                                                                           __________
Net Asset Value per Unit                                                                                   $    9.676
                                                                                                           ==========
Estimated Net Annual Distribution per Unit (6)                                                             $    .3300
Cash CUSIP Number                                                                                          30271E 355
Reinvestment CUSIP Number                                                                                  30271E 363
Fee Accounts Cash CUSIP Number                                                                             30271E 371
Fee Accounts Reinvestment CUSIP Number                                                                     30271E 389
Fund/SERV Eligible CUSIP Number                                                                            30271E 397
Security Code                                                                                                  043816
Ticker Symbol                                                                                                  FTEDEX

First Settlement Date                                     December 5, 2006
Mandatory Termination Date (7)                            December 31, 2007
Rollover Notification Date (8)                            December 1, 2007
Special Redemption and Liquidation Period (8)             December 15, 2007 to December 31, 2007
Distribution Record Date                                  Fifteenth day of each month, commencing December 15, 2006.
Distribution Date (6)                                     Last day of each month, commencing December 31, 2006.

____________

See "Notes to Summary of Essential Information" on page 5.

                     Summary of Essential Information

                                 FT 1227


 At the Opening of Business on the Initial Date of Deposit-November 30, 2006


                                Sponsor:   First Trust Portfolios L.P.
                                Trustee:   The Bank of New York
Fund/SERV Eligible Unit Servicing Agent:   FTP Services LLC
                              Evaluator:   First Trust Advisors L.P.

                                                                      The Dow(sm)
                                                                      Target Dividend    Target Double Play   Target Focus Four
                                                                      Portfolio          Portfolio            Portfolio
                                                                      December 2006      December 2006        December 2006
                                                                      Series             Series               Series
                                                                      _______________    __________________   _________________
Initial Number of Units (1)                                               14,995             15,044               40,012
Fractional Undivided Interest in the Trust per Unit (1)                 1/14,995           1/15,044             1/40,012
Public Offering Price:
Public Offering Price per Unit (2)                                    $   10.000         $   10.000           $   10.000
   Less Initial Sales Charge per Unit (3)                                  (.100)             (.100)               (.100)
                                                                      __________         __________           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)             9.900              9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                 (.145)             (.145)               (.145)
                                                                      __________         __________           __________
Redemption Price per Unit (5)                                              9.755              9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                      (.050)             (.050)               (.050)

    Less Organization Costs per Unit (5)                                   (.029)             (.029)               (.029)
                                                                      __________         __________           __________
Net Asset Value per Unit                                              $    9.676         $    9.676           $    9.676
                                                                      ==========         ==========           ==========
Estimated Net Annual Distribution per Unit (6)                        $    .3013         $    .2046           $    .1700
Cash CUSIP Number                                                     30271E 405         30271E 454           30271E 504
Reinvestment CUSIP Number                                             30271E 413         30271E 462           30271E 512
Fee Accounts Cash CUSIP Number                                        30271E 421         30271E 470           30271E 520
Fee Accounts Reinvestment CUSIP Number                                30271E 439         30271E 488           30271E 538
Fund/SERV Eligible CUSIP Number                                       30271E 447         30271E 496           30271E 546
Security Code                                                             043820             043824               043829
Ticker Symbol                                                             FDIVDX             FDBLDX               FFOCDX

First Settlement Date                                    December 5, 2006
Mandatory Termination Date (7)                           February 29, 2008
Rollover Notification Date (8)                           February 1, 2008
Special Redemption and Liquidation Period (8)            February 15, 2008 to February 29, 2008
Distribution Record Date                                 Fifteenth day of each month, commencing December 15, 2006.
Distribution Date (6)                                    Last day of each month, commencing December 31, 2006.

____________

See "Notes to Summary of Essential Information" on page 5.

                     Summary of Essential Information

                                 FT 1227


 At the Opening of Business on the Initial Date of Deposit-November 30, 2006


                                Sponsor:   First Trust Portfolios L.P.
                                Trustee:   The Bank of New York
Fund/SERV Eligible Unit Servicing Agent:   FTP Services LLC
                              Evaluator:   First Trust Advisors L.P.

                                                                                                           Value Line(R)
                                                                                        Target VIP         Target 25
                                                                                        Portfolio          Portfolio
                                                                                        December 2006      December 2006
                                                                                        Series             Series
                                                                                        _____________      _____________
Initial Number of Units (1)                                                                  40,034             15,013
Fractional Undivided Interest in the Trust per Unit (1)                                    1/40,034           1/15,013
Public Offering Price:
Public Offering Price per Unit (2)                                                      $    10.000         $   10.000
   Less Initial Sales Charge per Unit (3)                                                     (.100)             (.100)
                                                                                        ___________         __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                9.900              9.900
   Less Deferred Sales Charge per Unit (3)                                                    (.145)             (.145)
                                                                                        ___________         __________
Redemption Price per Unit (5)                                                                 9.755              9.755
    Less Creation and Development Fee per Unit (3)(5)                                         (.050)             (.050)
    Less Organization Costs per Unit (5)                                                      (.029)             (.029)
                                                                                        ___________         __________
Net Asset Value per Unit                                                                $     9.676         $    9.676
                                                                                        ===========         ==========
Estimated Net Annual Distribution per Unit (6)                                          $     .1305         $    .1079
Cash CUSIP Number                                                                        30271E 553         30271E 603
Reinvestment CUSIP Number                                                                30271E 561         30271E 611
Fee Accounts Cash CUSIP Number                                                           30271E 579         30271E 629
Fee Accounts Reinvestment CUSIP Number                                                   30271E 587         30271E 637
Fund/SERV Eligible CUSIP Number                                                          30271E 595         30271E 645
Security Code                                                                                043850             043834
Ticker Symbol                                                                                FVIPDX             FLIDEX

First Settlement Date                                    December 5, 2006
Mandatory Termination Date (7)                           February 29, 2008
Rollover Notification Date (8)                           February 1, 2008
Special Redemption and Liquidation Period (8)            February 15, 2008 to February 29, 2008
Distribution Record Date                                 Fifteenth day of each month, commencing December 15, 2006.
Distribution Date (6)                                    Last day of each month, commencing December 31, 2006.

____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on December 1, 2006, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering--The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) During the initial offering period the Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit. After the initial offering period, the Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts monthly on the last day of each month to Unit holders of record on the fifteenth day of such month provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of a Trust. In any case, the Trustee will distribute funds in the Income and Capital Accounts in December of each year. At the rollover date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."

                                   Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although The Dow(sm) Target 10 Portfolio has a term of approximately 13 months, and The Dow(sm) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio each has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                            The Dow(sm)              The Dow(sm)
                                                                            Target 10                Target Dividend
                                                                            Portfolio, December      Portfolio, December
                                                                            2006 Series              2006 Series
                                                                            ___________________      ___________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum Sales Charges (including creation and development fee)              2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .290%(d)     $.0290
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     Fund/SERV Eligible Unit servicing fees                                 .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .119%(f)     $.0119      .119%(f)     $.0119
                                                                            _______      _______     _______      ______
Total                                                                       .179%        $.0179      .179%        $.0179
                                                                            =======      =======     =======      ======

                                                                             Target Double Play       Target Focus Four
                                                                                 Portfolio               Portfolio
                                                                            December 2006 Series     December 2006 Series
                                                                            ____________________     ____________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum Sales Charges (including creation and development fee)              2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .290%(d)     $.0290
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     Fund/SERV Eligible Unit servicing fees                                 .060%        $.0060      .060%        $.0060

Trustee's fee and other operating expenses                                  .154%(f)     $.0154      .157%(f)     $.0157
                                                                            _______      _______     _______      _______
Total                                                                       .214%        $.0214      .217%        $.0217
                                                                            =======      =======     =======      =======


Page 6


                                                                                 Target VIP               Value Line(R)
                                                                                 Portfolio              Target 25 Portfolio
                                                                             December 2006 Series      December 2006 Series
                                                                            _____________________      ____________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum Sales Charges (including creation and development fee)              2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .290%(d)     $.0290
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     Fund/SERV Eligible Unit servicing fees                                 .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .294%(f)     $.0294      .189%(f)     $.0189
                                                                            ________     ________    ________     ________
       Total                                                                .354%        $.0354      .249%        $.0249
                                                                            ========     ========    ========     ========

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. For all Trusts except The Dow(sm) Target 10 Portfolio, the example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. For The Dow(sm) Target 10 Portfolio, the example assumes the principal amount and distributions are rolled every 13 months. The example also assumes a 5% return on your investment each year and that your Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                 1 Year       3 Years      5 Years      10 Years
                                                                 ______       _______      _______      ________
The Dow(sm) Target 10 Portfolio, December 2006 Series            $342         $840         $1,364       $2,796
The Dow(sm) Target Dividend Portfolio, December 2006 Series       342          840          1,118        2,297
Target Double Play Portfolio, December 2006 Series                345          850          1,136        2,333
Target Focus Four Portfolio, December 2006 Series                 346          851          1,137        2,336
Target VIP Portfolio, December 2006 Series                        359          892          1,206        2,476
Value Line(R) Target 25 Portfolio, December 2006 Series           349          861          1,153        2,369

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 19, 2007.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately one month from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                              Report of Independent
                        Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1227


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1227, comprising The Dow (sm) Target 10 Portfolio, December 2006 Series; The Dow (sm) Target Dividend Portfolio, December 2006 Series; Target Double Play Portfolio, December 2006 Series; Target Focus Four Portfolio, December 2006 Series; Target VIP Portfolio, December 2006 Series; and Value Line(R) Target 25 Portfolio, December 2006 Series (collectively, the "Trusts"), as of the opening of business on November 30, 2006 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on November 30, 2006, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1227, comprising The Dow (sm) Target 10 Portfolio, December 2006 Series; The Dow (sm) Target Dividend Portfolio, December 2006 Series; Target Double Play Portfolio, December 2006 Series; Target Focus Four Portfolio, December 2006 Series; Target VIP Portfolio, December 2006 Series; and Value Line(R) Target 25 Portfolio, December 2006 Series, as of the opening of business on November 30, 2006 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
November 30, 2006

                         Statements of Net Assets

                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


                                                                                      The Dow(sm)         The Dow(sm)
                                                                                      Target 10           Target Dividend
                                                                                      Portfolio           Portfolio
                                                                                      December            December
                                                                                      2006 Series         2006 Series
                                                                                      ___________         _______________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $148,461            $148,454
Less liability for reimbursement to Sponsor for organization costs (3)                    (435)               (435)
Less liability for deferred sales charge (4)                                            (2,174)             (2,174)
Less liability for creation and development fee (5)                                       (750)               (750)
                                                                                      ________            ________
Net assets                                                                            $145,102            $145,095
                                                                                      ========            ========
Units outstanding                                                                       14,996              14,995
Net asset value per Unit (6)                                                          $  9.676            $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $149,961            $149,954
Less maximum sales charge (7)                                                           (4,424)             (4,424)
Less estimated reimbursement to Sponsor for organization costs (3)                        (435)               (435)
                                                                                      ________            ________
Net assets                                                                            $145,102            $145,095
                                                                                      ========            ========
__________

See "Notes to Statements of Net Assets" on page 11.

                            Statements of Net Assets

                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


                                                                                   Target Double Play   Target Focus Four
                                                                                   Portfolio            Portfolio
                                                                                   December             December
                                                                                   2006 Series          2006 Series
                                                                                   __________________   _________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                 $148,931             $396,116
Less liability for reimbursement to Sponsor for organization costs (3)                 (436)              (1,160)
Less liability for deferred sales charge (4)                                         (2,181)              (5,802)
Less liability for creation and development fee (5)                                    (752)              (2,001)
                                                                                   ________             ________
Net assets                                                                         $145,562             $387,153
                                                                                   ========             ========
Units outstanding                                                                    15,044               40,012
Net asset value per Unit (6)                                                       $  9.676             $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                              $150,436             $400,117
Less maximum transactional sales charge (7)                                          (4,438)             (11,804)
Less estimated reimbursement to Sponsor for organization costs (3)                     (436)              (1,160)
                                                                                   ________             ________
Net assets                                                                         $145,562             $387,153
                                                                                   ========             ========

__________

See "Notes to Statements of Net Assets" on page 11.

                            Statements of Net Assets

                                 FT 1227


   At the Opening of Business on the Initial Date of Deposit-November 30, 2006


                                                                                   Target VIP           Value Line(R)
                                                                                   Portfolio            Target 25
                                                                                   December             Portfolio, December
                                                                                   2006 Series          2006 Series
                                                                                   ___________          ___________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                 $396,335             $148,628
Less liability for reimbursement to Sponsor for organization costs (3)               (1,161)                (435)
Less liability for deferred sales charge (4)                                         (5,805)              (2,177)
Less liability for creation and development fee (5)                                  (2,002)                (751)
                                                                                   ________             ________
Net assets                                                                         $387,367             $145,265
                                                                                   ========             ========
Units outstanding                                                                    40,034               15,013
Net asset value per Unit (6)                                                       $  9.676             $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                              $400,338             $150,129
Less maximum transactional sales charge (7)                                         (11,810)              (4,429)
Less estimated reimbursement to Sponsor for organization costs (3)                   (1,161)                (435)
                                                                                   ________             ________
Net assets                                                                         $387,367             $145,265
                                                                                   ========             ========
______________

                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. The Dow(sm) Target 10 Portfolio, December 2006 Series has a Mandatory Termination Date of December 31, 2007. The Dow(sm) Target Dividend Portfolio, December 2006 Series; Target Double Play Portfolio, December 2006 Series; Target Focus Four Portfolio, December 2006 Series; Target VIP Portfolio, December 2006 Series; and Value Line(R) Target 25 Portfolio, December 2006 Series each has a Mandatory Termination Date of February 29, 2008.

(2) An irrevocable letter of credit for approximately $1,400,000 issued by The Bank of New York (approximately $150,000 will be allocated to each of The Dow(sm) Target 10 Portfolio, December 2006 Series; The Dow(sm) Target Dividend Portfolio, December 2006 Series; Target Double Play Portfolio, December 2006 Series; and the Value Line(R) Target 25 Portfolio, December 2006 Series; and approximately $400,000 will be allocated to the Target Focus Four Portfolio, December 2006 Series and the Target VIP Portfolio, December 2006 Series) has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on January 19, 2007 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 20, 2007. If Unit holders redeem Units before March 20, 2007 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

          The Dow(sm) Target 10 Portfolio, December 2006 Series
                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)(7)                             Price         Share       the Trust (2)  Yield (3)
______     ___________________________________                             ____________  _________   _____________  _________
176        MO        Altria Group, Inc.                                      10%         $84.33      $ 14,842       4.08%
443        T         AT&T Inc.                                               10%          33.50        14,841       3.97%
298        C         Citigroup Inc.                                          10%          49.86        14,858       3.93%
308        DD        E.I. du Pont de Nemours and Company                     10%          48.15        14,830       3.07%
420        GE        General Electric Company                                10%          35.35        14,847       2.83%
503        GM        General Motors Corporation                              10%          29.50        14,839       3.39%
318        JPM       JPMorgan Chase & Co.                                    10%          46.67        14,841       2.91%
333        MRK       Merck & Co. Inc.                                        10%          44.56        14,839       3.41%
549        PFE       Pfizer Inc.                                             10%          27.07        14,861       3.55%
426        VZ        Verizon Communications Inc.                             10%          34.89        14,863       4.64%
                                                                           _____                     ________
                          Total Investments                                 100%                     $148,461
                                                                           =====                     ========
___________

See "Notes to Schedules of Investments" on page 23.

                         Schedule of Investments

       The Dow(sm) Target Dividend Portfolio, December 2006 Series
                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)(7)                             Price         Share       the Trust (2)  Yield (3)
______     ___________________________________                             ____________  _________   _____________  _________
193        ATG       AGL Resources Inc.                                       5%         $38.57      $  7,444       3.84%
210        BKH       Black Hills Corporation                                  5%          35.31         7,415       3.74%
167        CINF      Cincinnati Financial Corporation                         5%          44.58         7,445       3.01%
158        DTE       DTE Energy Company                                       5%          46.90         7,410       4.39%
303        EAS       Energy East Corporation                                  5%          24.49         7,420       4.90%
124        FE        FirstEnergy Corp.                                        5%          59.67         7,399       3.02%
159        JPM       JPMorgan Chase & Co.                                     5%          46.67         7,421       2.91%
117        LNC       Lincoln National Corporation                             5%          63.42         7,420       2.49%
156        LZ        The Lubrizol Corporation                                 5%          47.47         7,405       2.19%
297        LYO       Lyondell Chemical Company                                5%          24.99         7,422       3.60%
 79        MRO       Marathon Oil Corporation                                 5%          94.58         7,472       1.69%
253        MWV       MeadWestvaco Corporation                                 5%          29.29         7,410       3.14%
266        NU        Northeast Utilities                                      5%          27.94         7,432       2.68%
173        OKE       ONEOK, Inc.                                              5%          42.85         7,413       2.99%
151        PNW       Pinnacle West Capital Corporation                        5%          49.09         7,413       4.28%
105        PNC       PNC Financial Services Group, Inc.                       5%          70.71         7,425       3.11%
201        RF        Regions Financial Corporation                            5%          36.86         7,409       3.80%
298        SKYF      Sky Financial Group, Inc.                                5%          24.92         7,426       4.01%
202        UNS       Unisource Energy Corporation                             5%          36.67         7,407       2.29%
151        UTR       Unitrin, Inc.                                            5%          49.31         7,446       3.57%
                                                                           _____                     ________
                          Total Investments                                 100%                     $148,454
                                                                           =====                     ========
___________

See "Notes to Schedules of Investments" on page 23.

                         Schedule of Investments

            Target Double Play Portfolio, December 2006 Series
                                 FT 1227


 At the Opening of Business on the Initial Date of Deposit-November 30, 2006


                                                                                   Percentage
Number                                                                             of Aggregate      Market      Cost of
of         Ticker Symbol and                                                       Offering          Value per   Securities to
Shares     Name of Issuer of Securities (1)(6)(7)                                  Price             Share       the Trust (2)
______     ______________________________________                                  ____________      _________   _____________
           The Dow(sm) Target Dividend Strategy Stocks (49.90%):
           _____________________________________________________
 96        ATG      AGL Resources Inc.                                                2.49%          $ 38.57     $  3,703
105        BKH      Black Hills Corporation                                           2.49%            35.31        3,707
 83        CINF     Cincinnati Financial Corporation                                  2.48%            44.58        3,700
 79        DTE      DTE Energy Company                                                2.49%            46.90        3,705
152        EAS      Energy East Corporation                                           2.50%            24.49        3,722
 62        FE       FirstEnergy Corp.                                                 2.48%            59.67        3,699
 80        JPM      JPMorgan Chase & Co.                                              2.51%            46.67        3,734
 59        LNC      Lincoln National Corporation                                      2.51%            63.42        3,742
 78        LZ       The Lubrizol Corporation                                          2.49%            47.47        3,703
149        LYO      Lyondell Chemical Company                                         2.50%            24.99        3,723
 39        MRO      Marathon Oil Corporation                                          2.48%            94.58        3,689
127        MWV      MeadWestvaco Corporation                                          2.50%            29.29        3,720
133        NU       Northeast Utilities                                               2.49%            27.94        3,716
 87        OKE      ONEOK, Inc.                                                       2.50%            42.85        3,728
 76        PNW      Pinnacle West Capital Corporation                                 2.51%            49.09        3,731
 53        PNC      PNC Financial Services Group, Inc.                                2.52%            70.71        3,748
101        RF       Regions Financial Corporation                                     2.50%            36.86        3,723
149        SKYF     Sky Financial Group, Inc.                                         2.49%            24.92        3,713
101        UNS      Unisource Energy Corporation                                      2.49%            36.67        3,704
 75        UTR      Unitrin, Inc.                                                     2.48%            49.31        3,698

           Value Line(R) Target 25 Strategy Stocks (50.10%):
           _________________________________________________
 30        ANF      Abercrombie & Fitch Co. (Class A)                                 1.40%            69.59        2,088
 16        ALB      Albemarle Corporation                                             0.75%            69.42        1,111
 33        ATI      Allegheny Technologies, Inc.                                      1.96%            88.36        2,916
 51        AEOS     American Eagle Outfitters, Inc.                                   1.61%            46.95        2,394
 34        BEBE     bebe stores, inc.                                                 0.50%            22.09          751
 21        BW       Brush Engineered Materials Inc.*                                  0.50%            35.14          738
285        BT       BT Group PLC (ADR) (5)                                           10.47%            54.69       15,587
 31        CAL      Continental Airlines, Inc.*                                       0.86%            41.55        1,288
  9        CLB      Core Laboratories N.V. (5)*                                       0.53%            88.05          792
418        DTV      The DIRECTV Group, Inc.*                                          6.40%            22.81        9,535
 16        GES      GUESS?, Inc.*                                                     0.68%            63.09        1,009
 88        HOG      Harley-Davidson, Inc.                                             4.40%            74.44        6,551
 55        HAS      Hasbro, Inc.                                                      0.99%            26.73        1,470
 20        ILMN     Illumina, Inc.*                                                   0.51%            38.29          766
 28        BLUD     Immucor, Inc.*                                                    0.50%            26.74          749
189        INFY     Infosys Technologies Limited (ADR) (5)                            6.77%            53.32       10,077
 32        KBALB    Kimball International, Inc.                                       0.50%            23.23          743
134        MAT      Mattel, Inc.                                                      1.97%            21.94        2,940
 16        OMG      OM Group, Inc.*                                                   0.50%            46.22          739
 19        PCLN     Priceline.com Incorporated*                                       0.51%            40.05          761
 64        RIMM     Research in Motion Limited (5)*                                   5.76%           134.15        8,586
 30        RKT      Rock-Tenn Company (Class A)                                       0.51%            25.32          760
 21        SHOO     Steven Madden, Ltd.                                               0.51%            36.44          765
 33        TTEC     TeleTech Holdings, Inc.*                                          0.51%            22.96          758
 35        TPX      Tempur-Pedic International Inc.*                                  0.50%            21.41          749
                                                                                    _______                      ________
                         Total Investments                                          100.00%                      $148,931
                                                                                    =======                      ========
______________________

See "Notes to Schedules of Investments" on page 23.

                         Schedule of Investments

            Target Focus Four Portfolio, December 2006 Series
                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


                                                                                 Percentage
Number                                                                           of Aggregate     Market      Cost of
of          Ticker Symbol and                                                    Offering         Value per   Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                               Price            Share       the Trust (2)
______      ______________________________________                               ____________     _________   _____________
            The Dow(sm) Target Dividend Strategy Stocks (30.00%):
            _____________________________________________________
 154        ATG      AGL Resources Inc.                                            1.50%          $ 38.57     $  5,940
 168        BKH      Black Hills Corporation                                       1.50%            35.31        5,932
 133        CINF     Cincinnati Financial Corporation                              1.50%            44.58        5,929
 127        DTE      DTE Energy Company                                            1.50%            46.90        5,956
 243        EAS      Energy East Corporation                                       1.50%            24.49        5,951
 100        FE       FirstEnergy Corp.                                             1.51%            59.67        5,967
 127        JPM      JPMorgan Chase & Co.                                          1.50%            46.67        5,927
  94        LNC      Lincoln National Corporation                                  1.50%            63.42        5,961
 125        LZ       The Lubrizol Corporation                                      1.50%            47.47        5,934
 238        LYO      Lyondell Chemical Company                                     1.50%            24.99        5,948
  63        MRO      Marathon Oil Corporation                                      1.50%            94.58        5,959
 203        MWV      MeadWestvaco Corporation                                      1.50%            29.29        5,946
 213        NU       Northeast Utilities                                           1.50%            27.94        5,951
 139        OKE      ONEOK, Inc.                                                   1.50%            42.85        5,956
 121        PNW      Pinnacle West Capital Corporation                             1.50%            49.09        5,940
  84        PNC      PNC Financial Services Group, Inc.                            1.50%            70.71        5,940
 161        RF       Regions Financial Corporation                                 1.50%            36.86        5,934
 238        SKYF     Sky Financial Group, Inc.                                     1.50%            24.92        5,931
 162        UNS      Unisource Energy Corporation                                  1.50%            36.67        5,941
 120        UTR      Unitrin, Inc.                                                 1.49%            49.31        5,917

            S&P Target SMid 60 Strategy Stocks (29.99%):
            ____________________________________________
  85        AGYS     Agilysys, Inc.                                                0.33%            15.45        1,313
  60        ALO      Alpharma Inc.                                                 0.33%            22.00        1,320
  50        AFG      American Financial Group, Inc.                                0.66%            52.28        2,614
  83        ARW      Arrow Electronics, Inc.*                                      0.66%            31.65        2,627
 152        ARM      ArvinMeritor, Inc.                                            0.67%            17.42        2,648
 131        CAR      Avis Budget Group Inc.                                        0.67%            20.19        2,645
  49        AVA      Avista Corporation                                            0.33%            27.05        1,325
 105        AVT      Avnet Inc.*                                                   0.67%            25.12        2,638
  61        BZH      Beazer Homes USA, Inc.                                        0.67%            43.19        2,635
 219        BSG      The BISYS Group, Inc.*                                        0.67%            12.08        2,646
  75        BKH      Black Hills Corporation                                       0.67%            35.31        2,648
 112        BKI      Buckeye Technologies Inc.*                                    0.33%            11.74        1,315
  35        XEC      Cimarex Energy Co.                                            0.33%            37.49        1,312
  18        DSL      Downey Financial Corp.                                        0.33%            73.07        1,315
  20        FED      FirstFed Financial Corp.*                                     0.33%            65.06        1,301

                    Schedule of Investments (cont'd.)

            Target Focus Four Portfolio, December 2006 Series
                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006



                                                                                Percentage
Number                                                                          of Aggregate      Market        Cost of
of          Ticker Symbol and                                                   Offering          Value per     Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                              Price             Share         the Trust (2)
______      ______________________________________                              ____________      _________     _____________
            S&P Target SMid 60 Strategy Stocks (cont'd.)
            ____________________________________________
  87        FBC      Flagstar Bancorp, Inc.                                        0.33%          $ 15.14       $  1,317
  76        FST      Forest Oil Corporation*                                       0.67%            34.68          2,636
  78        FMT      Fremont General Corporation                                   0.34%            17.03          1,328
  34        GKSR     G&K Services, Inc.                                            0.34%            39.19          1,332
  56        THG      Hanover Insurance Group Inc                                   0.67%            47.43          2,656
  56        HW       Headwaters Incorporated*                                      0.33%            23.59          1,321
  80        HOV      Hovnanian Enterprises, Inc. (Class A)*                        0.67%            33.18          2,654
  58        NDE      IndyMac Bancorp, Inc.                                         0.67%            45.66          2,648
  29        IPCC     Infinity Property & Casualty Corporation                      0.33%            45.75          1,327
 128        IM       Ingram Micro Inc.*                                            0.66%            20.55          2,630
  61        JAKK     JAKKS Pacific, Inc.*                                          0.33%            21.58          1,316
  43        KWD      Kellwood Company                                              0.33%            30.36          1,305
 123        LAB      LaBranche & Co Inc.*                                          0.33%            10.76          1,323
  48        MDC      M.D.C. Holdings, Inc.                                         0.67%            55.45          2,662
  29        MTH      Meritage Homes Corporation*                                   0.33%            44.96          1,304
 159        MESA     Mesa Air Group, Inc.*                                         0.33%             8.31          1,321
  50        NAFC     Nash Finch Company                                            0.34%            26.60          1,330
  22        NPK      National Presto Industries, Inc.                              0.33%            59.79          1,315
  65        CHUX     O'Charley's Inc.*                                             0.33%            20.30          1,319
  91        OCAS     Ohio Casualty Corporation                                     0.67%            29.08          2,646
 187        PALM     Palm, Inc.*                                                   0.67%            14.15          2,646
  48        PFGC     Performance Food Group Company*                               0.33%            27.25          1,308
  49        PPP      Pogo Producing Company                                        0.66%            53.52          2,622
 170        POL      PolyOne Corporation*                                          0.33%             7.78          1,323
 107        PSD      Puget Energy, Inc.                                            0.67%            24.71          2,644
  71        RS       Reliance Steel & Aluminum Co.                                 0.67%            37.40          2,655
  54        RYL      The Ryland Group, Inc.                                        0.67%            49.14          2,654
  53        SWM      Schweitzer-Mauduit International, Inc.                        0.33%            25.02          1,326
  14        CKH      SEACOR Holdings Inc.*                                         0.34%            94.60          1,324
  24        SQA/A    Sequa Corporation*                                            0.67%           110.59          2,654
 163        SRP      Sierra Pacific Resources*                                     0.67%            16.22          2,644
  52        SKYW     SkyWest, Inc.                                                 0.33%            25.30          1,316
  46        SAH      Sonic Automotive, Inc.                                        0.33%            28.47          1,310
 148        SPC      Spectrum Brands, Inc.*                                        0.33%             8.91          1,319
  81        STLD     Steel Dynamics, Inc.                                          0.67%            32.77          2,654
  87        TKR      The Timken Company                                            0.67%            30.28          2,634

                    Schedule of Investments (cont'd.)

            Target Focus Four Portfolio, December 2006 Series
                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


                                                                                Percentage
Number                                                                          of Aggregate      Market      Cost of
of          Ticker Symbol and                                                   Offering          Value per   Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                              Price             Share       the Trust (2)
______      ______________________________________                              ____________      _________   _____________
            S&P Target SMid 60 Strategy Stocks (cont'd.)
            ____________________________________________
  85        TOL      Toll Brothers, Inc.*                                          0.66%          $ 30.90     $  2,626
  67        TG       Tredegar Corporation                                          0.34%            19.82        1,328
  25        TGI      Triumph Group, Inc.                                           0.33%            52.91        1,323
 106        URI      United Rentals, Inc.*                                         0.66%            24.80        2,629
  54        UTR      Unitrin, Inc.                                                 0.67%            49.31        2,663
  88        WPP      Wausau Paper Corp.                                            0.33%            15.01        1,321
 143        WERN     Werner Enterprises, Inc.                                      0.67%            18.50        2,646
  99        WR       Westar Energy, Inc.                                           0.67%            26.70        2,643
  67        YRCW     YRC Worldwide, Inc.*                                          0.67%            39.38        2,638

            Value Line(R) Target 25 Strategy Stocks (30.02%):
            _________________________________________________
  48        ANF      Abercrombie & Fitch Co. (Class A)                             0.84%            69.59        3,340
  26        ALB      Albemarle Corporation                                         0.46%            69.42        1,805
  52        ATI      Allegheny Technologies, Inc.                                  1.16%            88.36        4,595
  81        AEOS     American Eagle Outfitters, Inc.                               0.96%            46.95        3,803
  54        BEBE     bebe stores, inc.                                             0.30%            22.09        1,193
  34        BW       Brush Engineered Materials Inc.*                              0.30%            35.14        1,195
 455        BT       BT Group PLC (ADR) (5)                                        6.28%            54.69       24,884
  50        CAL      Continental Airlines, Inc.*                                   0.52%            41.55        2,077
  14        CLB      Core Laboratories N.V. (5)*                                   0.31%            88.05        1,233
 668        DTV      The DIRECTV Group, Inc.*                                      3.85%            22.81       15,237
  25        GES      GUESS?, Inc.*                                                 0.40%            63.09        1,577
 140        HOG      Harley-Davidson, Inc.                                         2.63%            74.44       10,422
  87        HAS      Hasbro, Inc.                                                  0.59%            26.73        2,326
  31        ILMN     Illumina, Inc.*                                               0.30%            38.29        1,187
  44        BLUD     Immucor, Inc.*                                                0.30%            26.74        1,177
 302        INFY     Infosys Technologies Limited (ADR) (5)                        4.07%            53.32       16,103
  51        KBALB    Kimball International, Inc.                                   0.30%            23.23        1,185
 214        MAT      Mattel, Inc.                                                  1.19%            21.94        4,695
  26        OMG      OM Group, Inc.*                                               0.30%            46.22        1,202
  30        PCLN     Priceline.com Incorporated*                                   0.30%            40.05        1,201
 102        RIMM     Research in Motion Limited (5)*                               3.46%           134.15       13,683
  47        RKT      Rock-Tenn Company (Class A)                                   0.30%            25.32        1,190
  33        SHOO     Steven Madden, Ltd.                                           0.30%            36.44        1,203
  52        TTEC     TeleTech Holdings, Inc.*                                      0.30%            22.96        1,194
  55        TPX      Tempur-Pedic International Inc.*                              0.30%            21.41        1,178

                    Schedule of Investments (cont'd.)

            Target Focus Four Portfolio, December 2006 Series
                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


                                                                                Percentage
Number                                                                          of Aggregate      Market      Cost of
of          Ticker Symbol and                                                   Offering          Value per   Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                              Price             Share       the Trust (2)
______      ______________________________________                              ____________      _________   _____________
            NYSE(R) International Target 25 Strategy Stocks (9.99%) (5):
            ____________________________________________________________
            Brazil (0.40%):
            _______________
  17        PBR      Petroleo Brasileiro S.A. (ADR)                                0.40%          $ 93.94     $  1,597

            Canada (1.60%):
            _______________
  52        ABX      Barrick Gold Corporation                                      0.40%            30.26        1,574
  64        BCE      BCE Inc.                                                      0.40%            24.77        1,585
  30        ECA      EnCana Corp.                                                  0.40%            52.72        1,582
  37        SLF      Sun Life Financial Inc.                                       0.40%            43.06        1,593

            France (0.80%):
            _______________
  41        AXA      AXA S.A. (ADR)                                                0.40%            38.21        1,567
  61        FTE      France Telecom S.A. (ADR)                                     0.40%            26.01        1,587

            Germany (1.60%):
            ________________
  81        AZ       Allianz AG (ADR)                                              0.40%            19.52        1,581
  27        DCX      DaimlerChrysler AG                                            0.40%            58.39        1,577
  89        DT       Deutsche Telekom AG (ADR)                                     0.40%            17.81        1,585
  37        EON      E.ON AG (ADR)                                                 0.40%            42.90        1,587

            Italy (0.80%):
            ______________
  24        E        Eni SpA (ADR)                                                 0.40%            65.84        1,580
  52        TI       Telecom Italia SpA (ADR)                                      0.40%            30.75        1,599

            Japan (1.20%):
            ______________
  83        MC       Matsushita Electric Industrial Co., Ltd. (ADR)                0.40%            19.12        1,587
  63        NTT      Nippon Telegraph & Telephone Corporation (ADR)                0.40%            25.03        1,577
 104        DCM      NTT DoCoMo, Inc. (ADR)                                        0.40%            15.26        1,587

            The Netherlands (1.20%):
            ________________________
  53        ABN      ABN AMRO Holding N.V. (ADR)                                   0.40%            30.07        1,594
  86        AEG      Aegon N.V                                                     0.40%            18.34        1,577
  37        ING      ING Groep N.V. (ADR)                                          0.40%            42.70        1,580

            Norway (0.40%):
            _______________
  65        NHY      Norsk Hydro ASA (ADR)                                         0.40%            24.53        1,594

            South Korea (1.19%):
            ____________________
  20        KB       Kookmin Bank (ADR)                                            0.39%            77.63        1,553
  74        KEP      Korea Electric Power Corporation (ADR)                        0.40%            21.32        1,578
  20        PKX      POSCO (ADR)                                                   0.40%            78.11        1,562

            Spain (0.40%):
            ______________
  43        REP      Repsol YPF, S.A.                                              0.40%            36.61        1,574

            United Kingdom (0.40%):
            _______________________
  60        VOD      Vodafone Group Plc (ADR)                                      0.40%            26.20        1,572
                                                                                  ________                    ________
                          Total Investments                                       100.00%                     $396,116
                                                                                  ========                    ========
______________________

See "Notes to Schedules of Investments" on page 23.

                         Schedule of Investments

                Target VIP Portfolio, December 2006 Series
                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


Number                                                                           Percentage         Market      Cost of
of        Ticker Symbol and                                                      of Aggregate       Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                 Offering Price     per Share   the Trust (2)
______    ______________________________________                                 ______________     _________   _____________
          The Dow(sm) DART 5 Strategy Stocks (16.67%):
          ____________________________________________
213       CAT           Caterpillar Inc.                                             3.34%          $ 62.06     $ 13,219
174       XOM           Exxon Mobil Corporation                                      3.34%            76.03       13,229
335       HPQ           Hewlett-Packard Company                                      3.33%            39.39       13,196
144       IBM           International Business Machines Corporation                  3.33%            91.52       13,179
488       PFE           Pfizer Inc.                                                  3.33%            27.07       13,210

          European Target 20 Strategy Stocks (16.62%) (4):
          ________________________________________________
110       AABA NA       ABN AMRO Holding N.V.                                        0.84%            30.10        3,311
212       AV/ LN        Aviva Plc                                                    0.83%            15.59        3,306
463       BIN IM        Banca Intesa SpA                                             0.83%             7.12        3,298
246       BARC LN       Barclays Plc                                                 0.83%            13.43        3,303
291       BP/ LN        BP Plc                                                       0.83%            11.36        3,306
610       BT/A LN       BT Group Plc                                                 0.83%             5.41        3,301
 77       DANSKE DC     Danske Bank A/S                                              0.83%            42.96        3,308
185       DTE GY        Deutsche Telekom AG                                          0.83%            17.85        3,302
323       ENEL IM       Enel SpA                                                     0.83%            10.23        3,303
100       ENI IM        Eni SpA                                                      0.83%            32.85        3,285
111       FUM1V FH      Fortum Oyj                                                   0.83%            29.60        3,286
127       FTE FP        France Telecom S.A.                                          0.83%            26.05        3,308
124       GSK LN        GlaxoSmithKline Plc                                          0.84%            26.70        3,311
178       HSBA LN       HSBC Holdings Plc                                            0.83%            18.53        3,299
241       KPN NA        Koninklijke (Royal) KPN N.V.                                 0.83%            13.68        3,296
309       LLOY LN       Lloyds TSB Group Plc                                         0.83%            10.67        3,297
241       NG/ LN        National Grid Plc                                            0.83%            13.72        3,305
 91       RBS LN        Royal Bank of Scotland Group Plc                             0.83%            36.26        3,299
1,074     TIT IM        Telecom Italia SpA                                           0.83%             3.07        3,299
1,259     VOD LN        Vodafone Group Plc                                           0.83%             2.62        3,300

          The Nasdaq(R) Target 15 Strategy Stocks (16.69%):
          _________________________________________________
 33       BBBY          Bed Bath & Beyond Inc.*                                      0.33%            39.30        1,297
 10       CDWC          CDW Corporation                                              0.18%            69.93          699
609       CSCO          Cisco Systems, Inc.*                                         4.16%            27.08       16,492
 17       CTSH          Cognizant Technology Solutions Corporation*                  0.34%            80.16        1,363
160       CMCSA         Comcast Corporation (Class A)*                               1.62%            40.23        6,437
 24       DISH          EchoStar Communications Corporation (Class A)*               0.22%            36.08          866
 25       GRMN          Garmin Ltd. (5)                                              0.32%            50.24        1,256
 41       INTU          Intuit Inc.*                                                 0.33%            31.89        1,308
 17       LRCX          Lam Research Corporation*                                    0.23%            52.66          895
557       MSFT          Microsoft Corporation                                        4.16%            29.57       16,470
 41       NVDA          NVIDIA Corporation*                                          0.38%            36.50        1,497
606       ORCL          Oracle Corporation*                                          2.93%            19.15       11,605
 29       PCAR          PACCAR Inc.                                                  0.48%            65.18        1,890
 22       RIMM          Research in Motion Limited (5)*                              0.74%           134.15        2,951
 12       WYNN          Wynn Resorts, Limited*                                       0.27%            88.45        1,061

                    Schedule of Investments (cont'd.)

                Target VIP Portfolio, December 2006 Series
                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and                                                      of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                 Offering Price   per Share   the Trust (2)
______    ______________________________________                                 ______________   _________   _____________
          The S&P Target 24 Strategy Stocks (16.66%):
          ___________________________________________
191       AXP         American Express Company                                     2.83%          $ 58.77     $ 11,225
 76       CL          Colgate-Palmolive Company                                    1.25%            65.14        4,951
 10       ETR         Entergy Corporation                                          0.23%            91.47          915
  3       EOG         EOG Resources, Inc.                                          0.05%            72.06          216
 18       EL          The Estee Lauder Companies Inc.                              0.19%            41.38          745
 80       XOM         Exxon Mobil Corporation                                      1.53%            76.03        6,082
 15       FE          FirstEnergy Corp.                                            0.23%            59.67          895
 93       FRX         Forest Laboratories, Inc.*                                   1.15%            49.10        4,566
 40       HOG         Harley-Davidson, Inc.                                        0.75%            74.44        2,978
 34       JCP         J.C. Penney Company, Inc.                                    0.68%            79.60        2,706
 36       LH          Laboratory Corporation of America Holdings*                  0.64%            69.99        2,520
  4       LXK         Lexmark International, Inc.*                                 0.07%            68.48          274
 54       LMT         Lockheed Martin Corporation                                  1.23%            90.62        4,894
  5       MRO         Marathon Oil Corporation                                     0.12%            94.58          473
 61       MAT         Mattel, Inc.                                                 0.34%            21.94        1,338
369       MSFT        Microsoft Corporation                                        2.75%            29.57       10,911
 44       MCO         Moody's Corporation                                          0.77%            69.28        3,048
 18       PPL         PPL Corporation                                              0.16%            36.26          653
  6       QLGC        QLogic Corporation*                                          0.03%            22.22          133
 21       ROK         Rockwell Automation, Inc.                                    0.34%            63.90        1,342
 21       COL         Rockwell Collins, Inc.                                       0.32%            60.76        1,276
 18       SAF         SAFECO Corporation                                           0.28%            61.35        1,104
 24       UST         UST Inc.                                                     0.34%            56.25        1,350
 30       WAT         Waters Corporation*                                          0.38%            49.68        1,490

          Target Small-Cap Strategy Stocks (16.65%):
          ______________________________________
 48       ACMR        A.C. Moore Arts & Crafts, Inc.*                              0.26%            21.63        1,038
 28       AIRM        Air Methods Corporation*                                     0.19%            26.50          742
 57       ALY         Allis-Chalmers Energy Inc.*                                  0.28%            19.25        1,097
 71       ATRS        Altiris, Inc.*                                               0.45%            24.86        1,765
 57       ANST        Ansoft Corporation*                                          0.39%            26.87        1,532
271       ARTG        Art Technology Group, Inc.*                                  0.16%             2.34          634
106       BLKB        Blackbaud, Inc.                                              0.69%            25.90        2,745
 38       BDY         Bradley Pharmaceuticals, Inc.*                               0.20%            21.17          805
 68       CACB        Cascade Bancorp                                              0.53%            30.94        2,104
 59       CLDN        Celadon Group, Inc.*                                         0.27%            18.42        1,087
129       CVO         Cenveo Inc.*                                                 0.66%            20.13        2,597
 57       CHIC        Charlotte Russe Holding Inc.*                                0.44%            30.89        1,761
 45       CHTT        Chattem, Inc.*                                               0.56%            49.09        2,209
 89       CVNS        Covansys Corporation*                                        0.49%            21.94        1,953
 48       CTCI        CT Communications, Inc.                                      0.24%            20.21          970
 63       DIOD        Diodes Incorporated*                                         0.63%            39.61        2,495
 84       FRP         Fairpoint Communications, Inc.                               0.39%            18.23        1,531
 56       FORR        Forrester Research, Inc.*                                    0.41%            28.90        1,618
 36       FSYS        Fuel Systems Solutions Inc.*                                 0.16%            18.17          654
 26       GMXR        GMX Resources Inc.*                                          0.29%            44.27        1,151
 59       GPI         Group 1 Automotive, Inc.                                     0.77%            51.87        3,060

                    Schedule of Investments (cont'd.)

                Target VIP Portfolio, December 2006 Series
                                 FT 1227


 At the Opening of Business on the Initial Date of Deposit-November 30, 2006


Number                                                                           Percentage       Market      Cost of
of        Ticker Symbol and                                                      of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(6)(7)                                 Offering Price   per Share   the Trust (2)
______    ______________________________________                                 ______________   _________   _____________
          Target Small-Cap Strategy Stocks (cont'd.)
          __________________________________________
287       HL          Hecla Mining Company*                                        0.49%          $  6.73     $  1,932
 25       HEI         HEICO Corporation                                            0.24%            37.53          938
 74       HITT        Hittite Microwave Corporation*                               0.72%            38.43        2,844
 43       HURN        Huron Consulting Group Inc.*                                 0.45%            41.32        1,777
 51       KNXA        Kenexa Corporation*                                          0.39%            30.36        1,548
 34       LDSH        Ladish Co., Inc.*                                            0.28%            33.15        1,127
 56       MFB         Maidenform Brands, Inc.*                                     0.28%            19.48        1,091
 99       NEWP        Newport Corporation*                                         0.54%            21.74        2,152
 58       NOVN        Noven Pharmaceuticals, Inc.*                                 0.35%            24.01        1,393
 53       OPLK        Oplink Communications, Inc.*                                 0.26%            19.34        1,025
147       ORB         Orbital Sciences Corporation*                                0.68%            18.36        2,699
 69       RACK        Rackable Systems Inc.*                                       0.58%            33.15        2,287
 43       SWS         SWS Group, Inc.                                              0.36%            32.80        1,410
 99       TNL         Technitrol, Inc.                                             0.68%            27.18        2,691
 64       TSCM        TheStreet.com, Inc.                                          0.14%             8.76          561
 48       TWGP        Tower Group, Inc.                                            0.40%            33.11        1,589
 76       THS         TreeHouse Foods, Inc.*                                       0.61%            31.61        2,402
 61       VLTR        Volterra Semiconductor Corp.*                                0.26%            16.85        1,028
 42       WRLD        World Acceptance Corporation*                                0.48%            45.51        1,911

          Value Line(R) Target 25 Strategy Stocks (16.71%):
          _________________________________________________
 27       ANF         Abercrombie & Fitch Co. (Class A)                            0.47%            69.59        1,879
 14       ALB         Albemarle Corporation                                        0.25%            69.42          972
 29       ATI         Allegheny Technologies, Inc.                                 0.65%            88.36        2,562
 45       AEOS        American Eagle Outfitters, Inc.                              0.53%            46.95        2,113
 30       BEBE        bebe stores, inc.                                            0.17%            22.09          663
 19       BW          Brush Engineered Materials Inc.*                             0.17%            35.14          668
253       BT          BT Group PLC (ADR) (5)                                       3.49%            54.69       13,837
 28       CAL         Continental Airlines, Inc.*                                  0.29%            41.55        1,163
  8       CLB         Core Laboratories N.V. (5)*                                  0.18%            88.05          704
371       DTV         The DIRECTV Group, Inc.*                                     2.14%            22.81        8,463
 14       GES         GUESS?, Inc.*                                                0.22%            63.09          883
 78       HOG         Harley-Davidson, Inc.                                        1.47%            74.44        5,806
 49       HAS         Hasbro, Inc.                                                 0.33%            26.73        1,310
 18       ILMN        Illumina, Inc.*                                              0.17%            38.29          689
 25       BLUD        Immucor, Inc.*                                               0.17%            26.74          669
168       INFY        Infosys Technologies Limited (ADR) (5)                       2.26%            53.32        8,958
 29       KBALB       Kimball International, Inc.                                  0.17%            23.23          674
119       MAT         Mattel, Inc.                                                 0.66%            21.94        2,611
 15       OMG         OM Group, Inc.*                                              0.17%            46.22          693
 17       PCLN        Priceline.com Incorporated*                                  0.17%            40.05          681
 56       RIMM        Research in Motion Limited (5)*                              1.90%           134.15        7,512
 26       RKT         Rock-Tenn Company (Class A)                                  0.17%            25.32          658
 18       SHOO        Steven Madden, Ltd.                                          0.17%            36.44          656
 29       TTEC        TeleTech Holdings, Inc.*                                     0.17%            22.96          666
 31       TPX         Tempur-Pedic International Inc.*                             0.17%            21.41          664
                                                                                 _______                      ________
                           Total Investments                                     100.00%                      $396,335
                                                                                 =======                      ========
___________

See "Notes to Schedules of Investments" on page 23.

                         Schedule of Investments

         Value Line(R) Target 25 Portfolio, December 2006 Series
                                 FT 1227


                    At the Opening of Business on the
                Initial Date of Deposit-November 30, 2006


                                                                                  Percentage
Number                                                                            of Aggregate      Market        Cost of
of          Ticker Symbol and                                                     Offering          Value per     Securities to
Shares      Name of Issuer of Securities (1)(6)(7)                                Price             Share         the Trust (2)
______      ______________________________________                                ____________      _________     _____________
  60        ANF         Abercrombie & Fitch Co. (Class A)                            2.81%          $ 69.59       $  4,175
  32        ALB         Albemarle Corporation                                        1.49%            69.42          2,221
  65        ATI         Allegheny Technologies, Inc.                                 3.86%            88.36          5,743
 102        AEOS        American Eagle Outfitters, Inc.                              3.22%            46.95          4,789
  67        BEBE        bebe stores, inc.                                            1.00%            22.09          1,480
  43        BW          Brush Engineered Materials Inc.*                             1.02%            35.14          1,511
 569        BT          BT Group PLC (ADR) (5)                                      20.95%            54.69         31,119
  62        CAL         Continental Airlines, Inc.*                                  1.73%            41.55          2,576
  17        CLB         Core Laboratories N.V. (5)*                                  1.01%            88.05          1,497
 835        DTV         The DIRECTV Group, Inc.*                                    12.81%            22.81         19,046
  31        GES         GUESS?, Inc.*                                                1.32%            63.09          1,956
 175        HOG         Harley-Davidson, Inc.                                        8.76%            74.44         13,027
 109        HAS         Hasbro, Inc.                                                 1.96%            26.73          2,914
  40        ILMN        Illumina, Inc.*                                              1.03%            38.29          1,532
  56        BLUD        Immucor, Inc.*                                               1.01%            26.74          1,497
 378        INFY        Infosys Technologies Limited (ADR) (5)                      13.56%            53.32         20,155
  64        KBALB       Kimball International, Inc.                                  1.00%            23.23          1,487
 268        MAT         Mattel, Inc.                                                 3.96%            21.94          5,880
  33        OMG         OM Group, Inc.*                                              1.03%            46.22          1,525
  37        PCLN        Priceline.com Incorporated*                                  1.00%            40.05          1,482
 127        RIMM        Research in Motion Limited (5)*                             11.46%           134.15         17,037
  59        RKT         Rock-Tenn Company (Class A)                                  1.00%            25.32          1,494
  41        SHOO        Steven Madden, Ltd.                                          1.00%            36.44          1,494
  65        TTEC        TeleTech Holdings, Inc.*                                     1.00%            22.96          1,492
  70        TPX         Tempur-Pedic International Inc.*                             1.01%            21.41          1,499
                                                                                    _______                       ________
                                Total Investments                                   100.00%                       $148,628
                                                                                    =======                       ========
___________

See "Notes to Schedules of Investments" on page 23.

Page 22


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on November 30, 2006. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after publication of the market values normally used by such Trust but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                 Cost of Securities   Profit
                                                                 to Sponsor           (Loss)
                                                                 __________________   ________
The Dow(sm) Target 10 Portfolio, December 2006 Series            $148,739             $  (278)
The Dow(sm) Target Dividend Portfolio, December 2006 Series       148,700                (246)
Target Double Play Portfolio, December 2006 Series                149,315                (384)
Target Focus Four Portfolio, December 2006 Series                 397,315              (1,199)
Target VIP Portfolio, December 2006 Series                        397,508              (1,173)
Value Line(R) Target 25 Portfolio, December 2006 Series           149,147                (519)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Each Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

(5) Each Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt (ADR) on a U.S. national securities exchange.

(6) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 23.53%, 24.11%, 25.51% and 46.98% of the investments of Target Double Play Portfolio, December 2006
Series; Target Focus Four Portfolio, December 2006 Series; Target VIP Portfolio, December 2006 Series; and the Value Line (R) Target 25
Portfolio, December 2006 Series, respectively.

(7 )Securities of companies in the following sectors comprise the percentage of the investments of the Trusts as indicated:

The Dow(sm)  Target 10 Portfolio, December 2006 Series:
Consumer-Discretionary 10%, Consumer-Staples 10%, Financial Services 20%, Healthcare 20%, Industrials 10%, Materials 10%, Telecommunication
Services 20%

The Dow(sm)  Target Dividend Portfolio, December 2006 Series:
Energy 5%, Financial Services 35%, Materials 15%, Utilities 45%

Target Double Play Portfolio, December 2006 Series:
Consumer-Discretionary 19.97%, Energy 3.01%, Financial Services 17.49%, Healthcare 1.01%, Industrials 1.37%, Information Technology 12.53%, Materials 11.71%, Telecommunication Services 10.47%, Utilities 22.44%

Target Focus Four Portfolio, December 2006 Series:
Consumer-Discretionary 18.75%, Consumer-Staples 1.00%, Energy 5.81%, Financial Services 18.61%, Healthcare 0.93%, Industrials 6.50%,
Information Technology 11.19%, Materials 10.81%, Telecommunication Services 9.08%, Utilities 17.32%

Target VIP Portfolio, December 2006 Series:
Consumer-Discretionary 13.11%, Consumer-Staples 2.95%, Energy 7.45%, Financial Services 12.30%, Healthcare 7.42%, Industrials 8.75%,
Information Technology 33.91%, Materials 1.90%, Telecommunication
Services 9.10%, Utilities 3.11%

Value Line (R) Target 25 Portfolio, December 2006 Series:
Consumer-Discretionary 39.85%, Energy 1.01%, Healthcare 2.04%,
Industrials 2.73%, Information Technology 25.02%, Materials 8.40%, Telecommunication Services 20.95%

* This Security has not paid a cash dividend in the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1227, consists of six separate portfolios set forth below:

- The Dow(sm) Target 10 Portfolio
- The Dow(sm) Target Dividend Portfolio
- Target Double Play Portfolio
- Target Focus Four Portfolio
- Target VIP Portfolio
- Value Line(R) Target 25 Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit.
This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee, FTP Services LLC as Fund/SERV(R) Eligible Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts. Fund/SERV is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The Dow(sm) Target 10 Strategy.

The Dow(sm) Target 10 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Trust seeks to uncover stocks that may be out of favor or undervalued.
Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks.

The Dow(sm) Target 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average(sm) ("DJIA(sm)") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select an equally-weighted portfolio of the 10 highest dividend-yielding stocks for The Dow(sm) Target 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target 10 Portfolio is considered a Large-Cap Blend Trust.


The Dow(sm) Target Dividend Strategy.

The Dow(sm) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(sm) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones Select
Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by:

- Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(sm) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones Select Dividend Index(sm), have been removed from the universe of securities from which The Dow(sm) Target Dividend Strategy stocks are selected.

Target Double Play Strategy.

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 common stocks which comprise The Dow(sm) Target Dividend Strategy; and

- Approximately 1/2 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Value Line(R) Target 25 Strategy component of the Target Double Play Portfolio were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1:We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of financial companies and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2:We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3:We then rank the stocks for profitability by their return on assets.

Step 4:Finally, we rank the stocks for value based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The Securities which comprise The Dow(sm) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above.

Target Focus Four Strategy.

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(sm) Target Dividend Strategy;

- Approximately 30% common stocks which comprise the S&P Target SMid 60
Strategy;

- Approximately 30% common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy.

The Securities which comprise the S&P Target SMid 60 Strategy and the NYSE (R) International Target 25 Strategy components of the Target Focus Four Portfolio were selected as follows:

S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:

- Price to cash flow;

- 12-month change in return on assets;

- 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given twice the weight of the stocks selected from the S&P SmallCap 600.

NYSE (R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1:We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The Index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2:We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3:We rank each remaining stock on two factors:

Factor 1:   Price to book

Factor 2:   Price to cash flow

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4:We purchase an equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.

The Securities which comprise The Dow(sm) Target Dividend Strategy and Value Line(R) Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above.

Target VIP Strategy.

The Target VIP Strategy invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(sm) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above. The Securities which comprise The Dow(sm) DART 5 Strategy, the European Target 20 Strategy, The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(sm) Dividend and Repurchase Target 5 Strategy.

The Dow(sm) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy is determined as follows:

Step 1:We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2:We select an equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1:We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2:We then numerically rank the stocks by six-month price appreciation.

Step 3:The stocks are then numerically ranked by return on assets ratio.

Step 4:We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1:All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2:The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3:The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1:We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2:We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3:We next select stocks with positive three-year sales growth.

Step 4:From there we select those stocks whose most recent annual earnings are positive.

Step 5:We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6:We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Portfolio is considered a Large-Cap
Growth Trust.


Value Line(R) Target 25 Strategy

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a Trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category for a Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in a Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1.5 billion; Mid-Cap- $1.5 billion to $6 billion; Large-Cap-over $6 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.


"Dow Jones Industrial Average(sm)," "Dow(sm)," "DJIA(sm)" and "Dow Jones Select Dividend Index(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(sm) Target 10 Strategy, The Dow(sm) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio and the Target VIP Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400," "S&P SmallCap 600" and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.


"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, the Target Focus Four Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.


The publishers of the DJIA(sm), Dow Jones Select Dividend Index(sm),
S&P 500 Index, S&P MidCap 400 Index and S&P SmallCap 600 Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.


                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 13-month life of The Dow(sm) Target 10 Portfolio and the 15-month life of The Dow(sm) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Certain of the Securities in certain Trusts are issued by companies with market capitalizations of less than $1.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Four of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 58.78% of the value of such Trust. If these stocks decline in value, you may lose a substantial portion of your investment.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Consumer Products Sector. Because more than 25% of the Value Line(R) Target 25 Portfolio is invested in securities issued by consumer product companies, this Trust is considered to be concentrated in consumer product company stocks. A portfolio concentrated in a single sector may present more risks than a portfolio which is broadly diversified over several sectors. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financial Services Sector. The Dow(sm) Target Dividend Portfolio is considered to be concentrated in financial services company stocks, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Information Technology Sector. The Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are considered to be concentrated in information technology company stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Utility Sector. The Dow(sm) Target Dividend Portfolio is considered to be concentrated in the utility sector. General problems of such issuers include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. For example, the Energy Policy Act of 2005 was enacted on August 8, 2005. One of the effects of this Act is to give federal regulatory jurisdiction to the U.S. Federal Energy Regulatory Commission, rather than the Securities and Exchange Commission, and give states more regulatory control. The effects of these changes have not yet been fully realized. However, adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities such as that concerning Altria Group, Inc. and Microsoft Corporation, or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities, other than foreign securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Target VIP Portfolio is maintained by Euroclear, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

           Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Dow Jones Select Dividend Index(sm) and the S&P 500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Dow Jones Select Dividend Index(sm). The Dow Jones Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

                                                  COMPARISON OF TOTAL RETURN(2)
          (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                               Hypothetical Strategy Total Returns(1)                  Index Total Returns

           The        The Dow(sm) Target     Target     Target     Value                        Dow Jones
           Dow(sm)    Target      Double     Focus      VIP        Line(R)                      Select
           Target 10  Dividend    Play       Four       Strategy   Target 25                    Dividend    S&P 500
Year       Strategy   Strategy    Strategy   Strategy   Strategy   Strategy         DJIA(sm)    Index(sm)   Index
_______    _______    _______     _______    _______    _______    _______          _______     _______     _______
1972         19.86%                                                                  18.48%                  18.89%
1973          1.51%                                                                 -13.28%                 -14.57%
1974         -3.11%                                                                 -23.57%                 -26.33%
1975         53.70%                                                                  44.75%                  36.84%
1976         32.50%                                                                  22.82%                  23.64%
1977         -4.25%                                                                 -12.84%                  -7.25%
1978         -2.54%                                                                   2.79%                   6.49%
1979         10.38%                                                                  10.55%                  18.22%
1980         25.43%                                                                  22.16%                  32.11%
1981          4.89%                                                                  -3.57%                  -4.92%
1982         24.48%                                                                  27.11%                  21.14%
1983         36.23%                                                                  25.96%                  22.28%
1984          5.43%                                                                   1.30%                   6.22%
1985         27.24%                                                   31.52%         33.55%                  31.77%
1986         32.77%                                        26.00%     19.67%         27.10%                  18.31%
1987          3.15%                                         9.36%     16.47%          5.48%                   5.33%
1988         21.94%                                         6.81%     -9.38%         16.14%                  16.64%
1989         23.90%                                        31.86%     45.69%         32.19%                  31.35%
1990        -10.03%                                        -0.05%      2.96%         -0.56%                  -3.30%
1991         32.51%                                        55.92%     82.75%         24.19%                  30.40%
1992          5.28%      28.23%      12.33%                 3.49%     -2.59%          7.41%       22.65%      7.62%
1993         24.27%      17.96%      21.42%                21.40%     24.87%         16.91%       14.59%      9.95%
1994          1.78%      -8.33%       2.40%                 2.27%     13.14%          5.05%       -0.19%      1.34%
1995         33.90%      46.25%      49.12%                42.23%     51.98%         36.79%       42.80%     37.22%
1996         25.45%      15.97%      35.07%     26.41%     37.72%     54.17%         28.85%       25.08%     22.82%
1997         18.90%      40.37%      37.17%     37.28%     25.60%     33.97%         24.92%       37.83%     33.21%
1998          7.96%       2.68%      46.54%     30.56%     50.61%     90.44%         18.13%        4.33%     28.57%
1999          2.55%      -6.72%      52.20%     44.84%     48.09%    111.17%         27.18%       -4.08%     20.94%
2000          3.10%      25.67%       7.40%      9.79%     -4.76%    -10.85%         -4.72%       24.86%     -9.08%
2001         -5.13%      39.84%      19.93%     20.10%    -11.31%      0.04%         -5.36%       13.09%    -11.88%
2002        -10.96%      -1.15%     -12.52%    -11.26%    -21.45%    -23.89%        -14.94%       -3.94%    -22.04%
2003         25.18%      31.98%      35.67%     39.13%     34.84%     39.36%         28.20%       30.16%     28.49%
2004          1.83%      18.66%      20.26%     21.55%     13.05%     21.85%          5.28%       18.14%     10.80%
2005         -7.40%       2.17%      10.95%      8.89%      6.68%     19.73%          1.72%        3.79%      4.89%
2006         24.98%      12.86%       7.08%     10.74%      9.69%      1.90%         14.75%       14.78%     12.03%
(thru 10/31)

________________

(1)The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2)Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (quarterly in the case of The Dow(sm) Target 10 Strategy and the DJIA) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

                                 Average Annual
Strategy                         Total Return     Corresponding Index                                         Index Return

The Dow(sm) Target 10 Strategy   12.52%           DJIA(sm) (from 01/01/72 through 12/31/05)                   11.56%
The Dow(sm) Target Dividend      16.80%           Dow Jones Select Dividend Index(sm) (from 01/01/92 through  15.46%
Strategy                                            12/31/05)
                                                  S&P 500 Index (from 01/01/92 through 12/31/05)              10.22%
Target Double Play Strategy      22.71%           S&P 500 Index (from 01/01/92 through 12/31/05)              10.22%
Target Focus Four Strategy       21.61%           S&P 500 Index (from 01/01/96 through 12/31/05)              9.02%
Target VIP Strategy              16.98%           S&P 500 Index (from 01/01/86 through 12/31/05)              11.85%
Value Line(R) Target 25 Strategy 25.04%           S&P 500 Index (from 01/01/85 through 12/31/05)              12.73%

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee). The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from January 19, 2007 through March 20, 2007. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________             ___________      __________
$50 but less than $100       2.70%              2.00%
$100 but less than $250      2.45%              1.75%
$250 but less than $500      2.20%              1.50%
$500 but less than $1,000    1.95%              1.25%
$1,000 or more               1.40%              0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.


The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after publication of the market values normally used by such Trust but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable or, if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:


a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of non-U.S. listed Securities in the Target VIP
Portfolio is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales during the current month of units of unit investment trusts sponsored by us and which were deposited on June 30, 2006 or later:

Total sales                               Additional
(in millions)                             Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 or more                              0.125%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities.

FTP Services LLC, an affiliate of ours, acts as Fund/SERV Eligible Unit Servicing Agent to the Trusts with respect to the Trust's Fund/SERV Eligible Units. Fund/SERV Eligible Units are Units which are purchased and sold through the Fund/SERV trading system or on a manual basis through FTP Services LLC. In all other respects, Fund/SERV Eligible Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the Fund/SERV Eligible Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.
In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:


- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain service marks, trademarks and/or trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc., the New York Stock Exchange and/or Value Line(R).


- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

Each Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by a Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. The Trustee will treat the Fund/SERV Eligible Unit Servicing Agent as sole Record Owner of Fund/SERV Eligible Units on its books. The Fund/SERV Eligible Unit Servicing Agent will keep a record of all individual Fund/SERV Eligible Unit holders on its books. It is your responsibility to notify the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and Fund/SERV Eligible Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units). Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the Fund/SERV Eligible Unit
Servicing Agent in the case of Fund/SERV Eligible Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts monthly on the last day of each month to Unit holders on the fifteenth day of such month provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of the Trust. In any case, the Trustee will distribute funds in the Income and Capital Accounts in December of each year. See "Summary of Essential Information" for each Trust. No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will not distribute amounts in the Capital Account designated to meet redemptions, pay the deferred sales charge or pay expenses. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of any of the Trusts, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) at the respective address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow(sm) Target 10 Portfolio, The Dow(sm) Target Dividend Portfolio, the Target Double Play Portfolio, or the Value Line (R) Target 25 Portfolio, or 5,000 Units of the Target Focus Four Portfolio or the Target VIP Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to Fund/SERV Eligible Unit holders. No In-Kind Distribution requests submitted during the 14 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and dividing

1. the result by the number of outstanding Units of such Trust.
Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the Fund/SERV Eligible Unit Servicing Agent in the case of Fund/SERV Eligible Units) in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or


- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).


Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least at least 2,500 Units of The Dow(sm) Target 10 Portfolio, The Dow(sm) Target Dividend Portfolio, the Target Double Play Portfolio, or the Value Line (R) Target 25 Portfolio, or 5,000 Units of the Target Focus Four Portfolio or the Target VIP Portfolio or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. The In-Kind Distribution option is generally not available to Fund/SERV Eligible Unit holders. If you elect to receive an In-Kind Distribution, you will receive your pro rata number of shares of the eligible securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible securities and fractional shares to which you are entitled. Securities not traded and held in the United States are generally not available for an In-Kind Distribution You must notify the Trustee at least 15 business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

  Information on the Sponsor, Trustee, Fund/SERV Eligible
            Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $70 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the NASD and Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2005, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $37,849,711 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The Fund/SERV Eligible Unit Servicing Agent.

The Fund/SERV Eligible Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. The Fund/SERV Eligible Unit Servicing Agent's address is 1001 Warrenville Road, Lisle, Illinois 60532. If you have questions regarding the Fund/SERV Eligible Units, you may call the Fund/SERV Eligible Unit Servicing Agent at (866) 514-7768. The Fund/SERV Eligible Unit Servicing Agent has not participated in selecting the Securities;
it only provides administrative services to the Fund/SERV Eligible Units.

Limitations of Liabilities of Sponsor, Fund/SERV Eligible Unit Servicing Agent and Trustee.

Neither we, the Fund/SERV Eligible Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Fund/SERV Eligible Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, Fund/SERV Eligible Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, Fund/SERV Eligible Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                             First Trust(R)

        The Dow(sm)  Target 10  Portfolio, December  2006 Series
      The Dow(sm)  Target Dividend Portfolio, December 2006 Series
           Target Double Play Portfolio, December 2006 Series
            Target Focus Four Portfolio, December 2006 Series
               Target VIP Portfolio, December 2006 Series
         Value Line(R) Target 25 Portfolio, December 2006 Series

                                FT 1227

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                          1001 Warrenville Road

                          Lisle, Illinois 60532
                             1-630-241-4141

Fund/SERV(R) Eligible Unit Servicing Agent:           Trustee:

        FTP Services LLC                       The Bank of New York

      1001 Warrenville Road                     101 Barclay Street
      Lisle, Illinois 60532                  New York, New York 10286
         1-866-514-7768                            1-800-813-3074
                                               24-Hour Pricing Line:
                                                   1-800-446-0132
                         ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                         ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-136873) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            November 30, 2006


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series
                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1227 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated November 30, 2006. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The Nasdaq Stock Market, Inc.                                   2
Value Line Publishing, Inc.                                     2
Risk Factors
   Securities                                                   3
   Small-Cap Companies                                          3
   Dividends                                                    3
   Foreign Issuers                                              3
   Exchange Rate                                                4
Litigation
   Microsoft Corporation                                        7
   Tobacco Industry                                             7
Concentrations
   Consumer Products                                            8
   Financial Services                                           8
   Information Technology                                      11
   Utilities                                                   12
Securities
   The Dow(sm) DART 5 Strategy Stocks                          13
   The Dow(sm) Target 10 Strategy Stocks                       13
   The Dow(sm) Target Dividend Strategy Stocks                 14
   European Target 20 Strategy Stocks                          15
   NYSE(R) International Target 25 Strategy Stocks             16
   S&P Target SMid 60 Strategy Stocks                          18
   The Nasdaq(R) Target 15 Strategy Stocks                     21
   The S&P Target 24 Strategy Stocks                           22
   Target Small-Cap Strategy Stocks                            23
   Value Line(R) Target 25 Strategy Stocks                     26

Dow Jones & Company, Inc.


The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and the Dow Jones Select Dividend Index(sm), which are determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) and the Dow Jones Select Dividend Index(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES SELECT DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.


Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED,
INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY

OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities in the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Exchange Rate. The Target VIP Portfolio contains Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to

"baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the euro:

                        Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies

                      United Kingdom
Annual               Pound Sterling/           Euro/
Period                U.S. Dollar            U.S. Dollar
_____                 __________             ________
1983                  0.616-0.707               N.A.
1984                  0.670-0.864               N.A.
1985                  0.672-0.951               N.A.
1986                  0.643-0.726               N.A.
1987                  0.530-0.680               N.A.
1988                  0.525-0.601               N.A.
1989                  0.548-0.661               N.A.
1990                  0.504-0.627               N.A.
1991                  0.499-0.624               N.A.
1992                  0.499-0.667               N.A.
1993                  0.630-0.705               N.A.
1994                  0.610-0.684               N.A.
1995                  0.610-0.653               N.A.
1996                  0.583-0.670               N.A.
1997                  0.584-0.633               N.A.
1998                  0.584-0.620               N.A.
1999                  0.597-0.646           0.845-0.999
2000                  0.605-0.715           0.968-1.209
2001                  0.678-0.707           1.045-1.194
2002                  0.621-0.709           0.953-1.164
2003                  0.560-0.636           0.794-0.929
2004                  0.514-0.568           0.738-0.844
2005                  0.518-0.583           0.743-0.857

Source: Bloomberg L.P.


          End of Month Exchange Rates                    End of Month Exchange Rates
            for Foreign Currencies                   for Foreign Currencies (continued)

                   United Kingdom                                 United Kingdom
                   Pound Sterling/     Euro/                      Pound Sterling/    Euro/
Monthly Period     U.S. Dollar       U.S. Dollar Monthly Period   U.S. Dollar      U.S. Dollar
________           __________        ______     __________        ________         ______
1999:                                           2003:
 January           .608              .880        January             .607          .929
 February          .624              .907        February            .634          .927
 March             .621              .929        March               .632          .916
 April             .621              .946        April               .626          .894
 May               .624              .960        May                 .611          .849
 June              .634              .966        June                .605          .869
 July              .617              .934        July                .621          .812
 August            .623              .947        August              .634          .910
 September         .607              .936        September           .602          .858
 October           .608              .948        October             .590          .863
 November          .626              .991        November            .581          .834
 December          .618              .994        December            .560          .794
2000:                                           2004:
 January           .619              1.030       January             .548          .801
 February          .633              1.037       February            .535          .800
 March             .628              1.047       March               .542          .812
 April             .645              1.096       April               .564          .835
 May               .666              1.066       May                 .546          .820
 June              .661              1.050       June                .549          .820
 July              .667              1.079       July                .549          .832
 August            .691              1.126       August              .555          .821
 September         .678              1.132       September           .552          .804
 October           .698              1.178       October             .544          .781
 November          .702              1.145       November            .524          .753
 December          .670              1.060       December            .521          .738
2001:                                           2005:
 January           .683              1.067       January             .531          .767
 February          .692              1.082       February            .521          .756
 March             .706              1.140       March               .529          .771
 April             .699              1.127       April               .524          .777
 May               .705              1.182       May                 .548          .809
 June              .707              1.178       June                .558          .826
 July              .702              1.141       July                .569          .825
 August            .688              1.096       August              .555          .811
 September         .678              1.097       September           .567          .832
 October           .688              1.110       October             .565          .834
 November          .702              1.116       November            .578          .848
 December          .687              1.124       December            .580          .844
2002:                                        2006:
 January           .709              1.164       January             .562          .823
 February          .706              1.150       February            .570          .839
 March             .701              1.147       March               .576          .825
 April             .686              1.110       April               .548          .792
 May               .687              1.070       May                 .535          .781
 June              .652              1.009       June                .541          .782
 July              .640              1.023       July                .535          .783
 August            .645              1.018       August              .525          .780
 September         .638              1.014       September           .534          .789
 October           .639               .990       October             .524          .784
 November          .642               .994
 December          .621               .953


Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Much of the litigation has involved class actions alleging unfair competition and monopolization of markets for operating systems and some software. The classes have consisted of both direct and indirect purchasers of the Microsoft products. As of September 30, 2006, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 18 states. Additionally, two states have refused to certify these classes.

However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 16 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement. However, in Iowa, a jury trial began in late November 2006.

Microsoft also faces antitrust and unfair competition litigation in Europe and Asia. In March 2004, the European Commission found that Microsoft violated European competition law by refusing to grant licenses to competitors and for packaging certain software with the Windows operating system. Microsoft was ordered to grant the licenses, develop a new version of the operating system, and pay a fine. This fine has been appealed. The Korean Fair Trade Commission ("KFTC") made similar findings and issued a similar order in December 2005. On August 23, 2006, the versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in the The Dow(sm) Target 10 Strategy may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division
("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones.

The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under Illinois law. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law. However, Philip Morris also faces several other potential class actions claiming that the marketing of "light" cigarettes deceived people into believing they are healthier, although those cases are not now perceived as a threat given the Price decision.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

Consumer Products. An investment in the Value Line(R) Target 25 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products sector in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financial Services. An investment in The Dow(sm) Target Dividend Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980

("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Information Technology Companies. An investment in Units of the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the information technology sector in general. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Utilities. An investment in Units of The Dow(sm) Target Dividend Portfolio should be made with an understanding of the characteristics of the utility sector and the risks which such an investment may entail. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolios have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolios. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trusts' portfolios to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which also must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. The Energy Policy Act of 2005 was enacted on August 8, 2005. Its purpose is to develop a long-term energy policy, and it includes incentives for both traditional and more efficient energy sources. Additionally it eliminates the Public Utility Holding Company Act (PUHCA) of 1935 and replaces it with PUHCA of 2005. The effect of this change is to give federal regulatory jurisdiction to the U.S. Federal Energy Regulatory Commission, rather than the Securities and Exchange Commission, and give states more regulatory control. This is because the Energy Policy Act of 2005 recognized that strong regulations are necessary to ensure consumers are not exploited and to prevent unfair competition. The effects of these changes have not yet been fully realized. However, adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow(sm) DART 5 Strategy Stocks


Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines; and provides various financial products and services.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

                  The Dow(sm) Target 10 Strategy Stocks


Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. AT&T companies are recognized as leading worldwide providers of IP-based communications services to business and as leading U.S. providers of high-speed DSL Internet, local and long-distance voice, and directory publishing and advertising services. The company also holds a 60 percent ownership interest in Cingular Wireless, the leading U.S. wireless services provider.

Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Merck & Co. Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


               The Dow(sm) Target Dividend Strategy Stocks


AGL Resources Inc., headquartered in Atlanta, Georgia, sells and distributes natural gas to customers in Georgia and southeastern
Tennessee. Other energy-related activities include natural gas and electricity marketing, wholesale and retail propane gas sales, consumer products and gas supply services.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, provides leasing and financing, and provides investment management services to institutions, corporations, and individuals.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Energy East Corporation, headquartered in Albany, New York, is a regional energy services and delivery company, providing electricity, liquid petroleum gas, and natural gas products and services. The company serves customers in the northeastern United States.

FirstEnergy Corp., headquartered in Akron, Ohio, is a holding company whose subsidiaries, Ohio Edison, The Illuminating Company, Pennsylvania Power and Toledo Edison, provide electric utility service to customers in Ohio and Pennsylvania.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Lincoln National Corporation, headquartered in Philadelphia,
Pennsylvania, is a holding company that, through subsidiary companies, operates multiple insurance and investment management businesses.

The Lubrizol Corporation, headquartered in Wickliffe, Ohio, is a global fluid technology company that develops, produces and sells high-performance chemicals, systems and services for industry and transportation.

Lyondell Chemical Company, headquartered in Houston, Texas, makes and markets a wide variety of petrochemicals, including olefins, polyolefins, methanol, methyl tertiary butyl ether and aromatics, and refined petroleum products, including gasoline, low sulfur diesel, jet fuel, aromatics and lubricants.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

MeadWestvaco Corporation, headquartered in Stamford, Connecticut, is a global company engaged in packaging, coated and specialty papers, consumer and office products, and specialty chemicals businesses.

Northeast Utilities, headquartered in Berlin, Connecticut, provides retail electric service, through its subsidiaries, to customers in Connecticut, New Hampshire and western Massachusetts. In addition, the company distributes natural gas throughout Connecticut.

ONEOK, Inc., headquartered in Tulsa, Oklahoma, supplies natural gas to retail and wholesale customers in Oklahoma, leases pipeline capacity to customers for use in transporting natural gas to their facilities, transports gas for others, explores for and produces natural gas and oil, and extracts and sells natural gas liquids.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

PNC Financial Services Group, Inc., headquartered in Pittsburgh,
Pennsylvania, is a bank holding company and a financial holding company.

Regions Financial Corporation, headquartered in Birmingham, Alabama, is a regional bank holding company operating full-service banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas.

Sky Financial Group, Inc., headquartered in Bowling Green, Ohio, is a financial holding company that owns one commercial bank which is primarily engaged in a commercial and consumer banking business in Ohio, southern Michigan, western Pennsylvania, eastern Indiana and northern West Virginia.

Unisource Energy Corporation, headquartered in Tucson, Arizona, is a holding company for Tucson Electric Power Company, an electric utility, and Millennium Energy Holdings, Inc., which invests in energy-related ventures.

Unitrin, Inc., headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.


                   European Target 20 Strategy Stocks


ABN AMRO Holding N.V., headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.

Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

Banca Intesa SpA, headquartered in Milan, Italy, attracts deposits and offerings banking and financial services. The company offers consumer credit, asset management, Internet banking, merchant banking, securities brokerage, factoring and lease financing services and manages mutual funds. The company has branches throughout Italy, and in several other countries.

Barclays Plc, headquartered in London, England, provides investment and commercial banking, insurance, financial and related services. The company's subsidiary, Barclays Bank, Plc, operates branches throughout the United Kingdom and over 60 countries.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Danske Bank A/S, headquartered in Copenhagen, Denmark, is the largest bank in Denmark and a leading player in the Scandinavian financial markets. The company, which encompasses Danske Bank, BG Bank, Realkredit Danmark and a number of other subsidiaries, offers a wide range of financial services, including insurance, mortgage finance, asset management, brokerage, credit card, real estate and leasing services.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

Fortum Oyj, headquartered in Espoo, Finland, provides a full range of energy related products and services. The company's activities cover the generation, distribution, and sale of electricity and heat and steam, as well as the operation of power plants, and energy-related services. The company operates worldwide but mainly in Northern Europe.

France Telecom S.A., headquartered in Paris, France, and its subsidiaries provide a range of telecommunications services to residential, professional and large business customers, primarily in France.

GlaxoSmithKline Plc, headquartered in Middlesex, England, is a research-based pharmaceutical group that develops, manufactures and markets vaccines, prescription and over-the-counter medicines, as well as health-related consumer products. The company specializes in treatments for respiratory, central nervous system, gastro-intestinal and genetic disorders.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.

Koninklijke (Royal) KPN N.V., headquartered in The Hague, the
Netherlands, provides telecommunications services throughout the Netherlands. The company provides local, long distance, international, and mobile telecommunications services, voice-mail, call forwarding, ISDN Internet lines, faxing, and communications services for businesses and individuals.

Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

National Grid Plc, headquartered in London, England, owns and maintains the high-voltage electricity transmission system in England and Wales.

Royal Bank of Scotland Group Plc, headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.

Telecom Italia SpA, headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


             NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. Petrobras operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and elsewhere around the world.

Canada
______

Barrick Gold Corporation, headquartered in Toronto, Ontario, Canada, is engaged in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Its operations are mainly located in Argentina, Australia, Canada, Chile, Peru, Tanzania and the United States.

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada, publishes telephone directories in Canada and internationally, and designs and builds telecommunications networks globally.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

Sun Life Financial Inc., headquartered in Toronto, Ontario, Canada, offers a range of wealth accumulation and protection products and services to individuals and corporate customers. The company's product portfolio includes individual life insurance, individual annuity and saving products, group life and health insurance, group pensions and retirement products, mutual funds, asset management services, individual health insurance, and reinsurance-life retrocession.

France
______

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Germany
_______

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aerospace operations.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

E.ON AG (ADR), headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes, and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.

Japan
_____

Matsushita Electric Industrial Co., Ltd. (ADR), headquartered in Osaka, Japan, manufactures electronic products, including home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC," and "Quasar."

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

The Netherlands
_______________

ABN AMRO Holding N.V. (ADR), headquartered in Amsterdam, the
Netherlands, is an international banking group offering a range of banking products and financial services on a global basis.

Aegon N.V., headquartered in The Hague, the Netherlands, is an international insurer with major operations in the Netherlands, Canada, Mexico, the United Kingdom and the United States.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Norway
______

Norsk Hydro ASA (ADR), headquartered in Oslo, Norway, transforms natural resources into industrial products and energy. The company also explores for and produces oil and gas. Products include mineral fertilizers, aluminium products, and magnesium, as well as industrial chemicals and petrochemicals. The company has operations worldwide.

South Korea
___________

Kookmin Bank (ADR), headquartered in Seoul, South Korea, provides commercial banking services in Korea.

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

United Kingdom
______________

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                   S&P Target SMid 60 Strategy Stocks


Agilysys, Inc., headquartered in Mayfield Heights, Ohio, offers technology solutions to address strategic business needs of end-users through the distribution and reselling of servers, storage, software and services.

Alpharma Inc., headquartered in Fort Lee, New Jersey, a specialty pharmaceutical company, engages in the development, manufacture and marketing of pharmaceutical products for humans and animals in the United States and internationally.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Arrow Electronics, Inc., headquartered in Melville, New York, is a distributor of electronic components and computer products to industrial and commercial customers through a global distribution network spanning North America, Europe and the Asia/Pacific region.

ArvinMeritor, Inc., headquartered in Troy, Michigan, engages in the design, development, manufacture, marketing, distribution, sale, service, and support of various integrated systems, modules, and components for use in commercial, specialty, and light vehicles worldwide.

Avis Budget Group Inc., headquartered in New York, New York, franchises hotels, rental car agencies and real estate brokerage offices. The company also provides vacation exchange services, mortgage and corporate employee relocation services, and access to insurance, travel, shopping, auto and other services.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

The BISYS Group, Inc., headquartered in New York, New York, provides technology outsourcing, check imaging applications and brokerage services to financial institutions nationwide.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

Buckeye Technologies Inc., headquartered in Memphis, Tennessee, produces value-added, cellulose-based specialty products made up from both wood and cotton, utilizing wetlaid and airlaid technologies.

Cimarex Energy Co., headquartered in Denver, Colorado, is engaged in oil and gas exploration and production and gas marketing, with exploration and development activities primarily in Louisiana, Oklahoma, Texas and the Hugoton Field of western Kansas.

Downey Financial Corp., headquartered in Newport Beach, California, operates as the holding company for Downey Savings and Loan Association, F.A., which offers various banking and financial services to individual and corporate customers primarily in California.

FirstFed Financial Corp., headquartered in Santa Monica, California, is the savings and loan holding company for First Federal Bank of California.

Flagstar Bancorp, Inc., headquartered in Troy, Michigan, is a holding company for Flagstar Bank, FSB, which provides mortgage and retail banking services.

Forest Oil Corporation, headquartered in Denver, Colorado, is a natural gas and crude oil exploration, development, production and marketing company with active interests in several major exploration and producing areas in North America. The company's major reserves and producing properties are located in the Gulf of Mexico, Louisiana, West Texas, Wyoming, and western Canada.

Fremont General Corporation, headquartered in Santa Monica, California, is a financial services holding company engaged primarily in real estate lending through its industrial bank subsidiary, Fremont Investment & Loan.

G&K Services, Inc., headquartered in Minnetonka, Minnesota, leases and maintains uniforms and other textile products. The company supplies work clothes, anti-static and particle-free garments, dress clothes for supervisory personnel, floor mats, dust mops, wiping towels and linens. The company serves the pharmaceutical, electronic, transportation, healthcare and auto service industries in the United States, Ontario, and Quebec.

Hanover Insurance Group Inc., headquartered in Worcester, Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

Headwaters Incorporated, headquartered in Draper, Utah, develops and deploys alternative fuel and related technologies through its operating division, Covol Fuels. The company converts fossil fuels such as coal and heavy oils to alternative energy products while seeking to improve energy efficiency and the environment.

Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.

IndyMac Bancorp, Inc., headquartered in Pasadena, California, is in the business of design, manufacturing and distribution of cost-efficient financing for the acquisition, development and improvement of single-family homes.

Infinity Property & Casualty Corporation, headquartered in Birmingham, Alabama, provides personal automobile insurance throughout the United States. The company focuses on providing nonstandard auto insurance to drivers who represent higher than normal risks and pay higher rates for comparable coverage.

Ingram Micro Inc., headquartered in Santa Ana, California, is a wholesale distributor of information technology products and services. The company also markets computer hardware, networking equipment, and software products, and provides supply chain optimization services and demand generation services for its suppliers and reseller customers.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

Kellwood Company, headquartered in St. Louis, Missouri, manufactures and markets diversified lines of men's, women's, and children's clothing, sleeping bags, and other soft goods.

LaBranche & Co Inc., headquartered in New York, New York, is a broker/dealer specialist with the New York Stock Exchange. The company helps maintain a fair and orderly market in specific securities by matching buyers and sellers and trading for their own account.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

Meritage Homes Corporation, headquartered in Scottsdale, Arizona, designs, builds and sells single-family homes ranging from entry-level to semi-custom luxury homes. The company operates in Arizona, California and Texas under the "Hancock Communities," "Legacy Homes," "Meritage Homes" and "Monterey Homes" names.

Mesa Air Group, Inc., headquartered in Phoenix, Arizona, provides scheduled commuter flights in the United States, Canada and Mexico. The company provides passenger and air freight services under the names America West Express, US Airways and Mesa Airlines.

Nash Finch Company, headquartered in Edina, Minnesota, is a food wholesaler that supplies products to independent supermarkets and military bases in the United States. The company also owns and operates supermarkets, warehouse stores, and mass merchandise stores, as well as a product-growing and marketing subsidiary in California.

National Presto Industries, Inc., headquartered in Eau Claire,
Wisconsin, engages in the design, marketing and distribution of housewares/small appliances; the manufacture of defense products; and the manufacture and sale of absorbent products in the United States.

O'Charley's Inc., headquartered in Nashville, Tennessee, owns and operates "O'Charley's" restaurants located in 13 southern and midwestern states, and "Stoney River Legendary Steaks" restaurants in suburban Atlanta, Georgia.

Ohio Casualty Corporation, headquartered in Fairfield, Ohio, is engaged in the property and casualty insurance business.

Palm, Inc., headquartered in Santa Clara, California, develops, designs and markets handheld computing devices-small, pocket-sized devices that feature pen-based input and allow users to automatically copy and synchronize information between the device and a personal computer.

Performance Food Group Company, headquartered in Richmond, Virginia, is engaged in the marketing, processing and sale of food and food-related products to restaurants, hotels, cafeterias, schools, hospitals and other businesses and institutions.

Pogo Producing Company, headquartered in Houston, Texas, engages in the exploration for, development, acquisition, and production of oil and gas in North America, both onshore and offshore, and in New Zealand.

PolyOne Corporation, headquartered in Avon Lake, Ohio, serves as a polymer services company worldwide.

Puget Energy, Inc., headquartered in Bellevue, Washington, is a holding company for Puget Sound Energy, a regulated utility providing electric and gas service to Western Washington and InfrastruX, which provides contracting services to electric power, telecom and natural gas markets.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company which operates processing and distribution facilities in 27 states, Belgium, France and South Korea.

The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.

Schweitzer-Mauduit International, Inc., headquartered in Alpharetta, Georgia, engages in the manufacture and sale of paper and reconstituted tobacco products to the tobacco industry, as well as specialized paper products for use in other applications.

SEACOR Holdings Inc., headquartered in Houston, Texas, is a provider of offshore marine services to the oil and gas exploration and production industry. The company also provides oil spill response services to owners of tank vessels and oil storage, processing and handling facilities.

Sequa Corporation, headquartered in New York, New York, through its subsidiaries, manufactures aircraft components, automotive safety products and metal coating products.

Sierra Pacific Resources, headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power
Company which engage in the distribution, transmission, generation and sale of electric energy.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Sonic Automotive, Inc., headquartered in Charlotte, North Carolina, is an automotive retailer operating dealership franchises and collision repair centers in the metropolitan southeastern, midwestern and southwestern United States.

Spectrum Brands, Inc., headquartered in Atlanta, Georgia, provides consumer products to retailers located in countries around the world. The company supplies batteries, lawn and garden care products, specialty pet supplies, shaving and grooming products, household insecticides, personal care products and portable lighting.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, owns and operates a flat-rolled steel mini mill, producing products such as hot/cold rolled and coated steel products including high strength low alloy and medium carbon steels.

The Timken Company, headquartered in Canton, Ohio, is a global manufacturer of highly engineered bearings, alloy and specialty steel and related components.

Toll Brothers, Inc., headquartered in Huntingdon Valley, Pennsylvania, designs, builds, markets and finances single-family detached and attached homes in middle and high income residential communities located mainly on land the company has developed in suburban residential areas. The company also provides financing to customers.

Tredegar Corporation, headquartered in Richmond, Virginia, through its subsidiaries, engages in the manufacture and marketing of plastic films and aluminum extrusions in the United States and Canada.

Triumph Group, Inc., headquartered in Wayne, Pennsylvania, designs, engineers, manufactures, repairs, overhauls and distributes aircraft components, such as mechanical and electromechanical control systems, aircraft and engine accessories, auxiliary power units, avionics and aircraft instruments.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.

Unitrin, Inc., headquartered in Chicago, Illinois, is engaged in the property and casualty insurance, life and health insurance and consumer finance businesses. Product lines include automobile, homeowners, commercial multi-peril, motorcycle, boat and watercraft, fire, casualty, workers compensation and other types of property and casualty insurance.

Wausau Paper Corp., headquartered in Mosinee, Wisconsin, manufactures, converts and sells paper, including specialty and high-performance industrial papers, text and cover, index, imaging and envelope papers, and towel and tissue products.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

YRC Worldwide, Inc., headquartered in Overland Park, Kansas, provides transportation services primarily to the less-then-truckload market throughout North America. Its principal operating subsidiaries are Yellow Freight System, Saia Motor Freight Line, Jevic Transportation, WestEx and Action Express.


                 The Nasdaq(R) Target 15 Strategy Stocks


Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

CDW Corporation, headquartered in Vernon Hills, Illinois, sells microcomputer hardware and peripherals including desktop computers, notebooks and laptops, printing devices, video monitors, communication equipment, add-on boards and memory and data storage devices;
accessories; networking products; and software.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Comcast Corporation (Class A), headquartered in Philadelphia,
Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.

EchoStar Communications Corporation (Class A), headquartered in Littleton, Colorado, makes and distributes direct-to-home satellite television products and services, including satellite television receiver dishes, receivers, programming, installation and third-party consumer financing for those products and services. The company also delivers video, audio and data services to business television customers.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

NVIDIA Corporation, headquartered in Santa Clara, California, designs, develops and markets graphics processors and related software for personal computers and digital entertainment platforms.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Wynn Resorts, Limited, headquartered in Las Vegas, Nevada, a development stage company, through its wholly-owned subsidiary, Wynn Las Vegas, LLC, engages in the design, development, financing and construction of Wynn Las Vegas, a casino resort in Las Vegas.


                    The S&P Target 24 Strategy Stocks


American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in the following businesses: domestic utility, power marketing and trading, global power development, and domestic nuclear operations.

EOG Resources, Inc., headquartered in Houston, Texas, is engaged in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and other international areas.

The Estee Lauder Companies Inc., headquartered in New York, New York, manufactures and markets skin care, makeup, fragrance, and hair care products. The company's products are sold worldwide under brand names such as Aramis, Aveda, Clinique, Estee Lauder, Origins, and Prescriptives.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

FirstEnergy Corp., headquartered in Akron, Ohio, is a holding company whose subsidiaries, Ohio Edison, The Illuminating Company, Pennsylvania Power and Toledo Edison, provide electric utility service to customers in Ohio and Pennsylvania.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.

J.C. Penney Company, Inc., headquartered in Plano, Texas, a holding company, is a retailer operating through its two wholly-owned subsidiaries, J.C. Penney Corp., the 100 year-old department store chain, catalog and Internet business; and Eckerd Corp., a retail drugstore chain.

Laboratory Corporation of America Holdings, headquartered in Burlington, North Carolina, offers medical testing services through a national network of laboratories. The company's broad range of testing services are used by the medical profession for the diagnosis, monitoring and treatment of disease and other clinical states.

Lexmark International, Inc., headquartered in Lexington, Kentucky, develops, manufactures and supplies printing solutions and products, including laser and inkjet printers and associated supplies for the office and home markets.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States; markets wholesale or retail energy in 42 states and Canada; delivers electricity to customers in the United States, United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States.

QLogic Corporation, headquartered in Aliso Viejo, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

Rockwell Collins, Inc., headquartered in Cedar Rapids, Iowa, provides aviation electronics, airborne and mobile communications products, and systems for commercial and military applications.

SAFECO Corporation, headquartered in Seattle, Washington, is a property and casualty insurance company with four business segments: Safeco Personal Insurance, Safeco Business Insurance, Surety and P&C Other.

UST Inc., headquartered in Greenwich, Connecticut, through its subsidiaries, manufactures and sells smokeless tobacco products (snuff and chewing tobacco), wines and craft beers, and premium cigars.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related service.


                    Target Small-Cap Strategy Stocks


A.C. Moore Arts & Crafts, Inc., headquartered in Blackwood, New Jersey, operates arts and crafts stores that offer an assortment of traditional and contemporary arts, crafts and floral merchandise for a wide range of customers.

Air Methods Corporation, headquartered in Englewood, Colorado, provides air medical emergency transport services and systems in the United States.

Allis-Chalmers Energy Inc., headquartered in Houston, Texas, provides oilfield services and equipment to the oil and gas exploration and development companies located in Texas, Colorado, Louisiana, Oklahoma, New Mexico, offshore in the United States Gulf of Mexico, and in Mexico. The company offers directional drilling, compressed air drilling, casing and tubing, rental tools and production services.

Altiris, Inc., headquartered in Lindon, Utah, develops and markets computer management software products and services. Products are designed for deploying, migrating, backing up, and restoring software settings on various hardware devices. The company has strategic business relationships with Hewlett-Packard, Dell, Fujitsu Siemens, Intel and Cisco.

Ansoft Corporation, headquartered in Pittsburgh, Pennsylvania, develops electronic design automation software used in technology products and industries. The company's software is used to design electronic products such as cellular phones, Internet-access devices, broadband networking components and systems, integrated circuits, printed circuit boards, automotive electronic systems and power electronics.

Art Technology Group, Inc., headquartered in Cambridge, Massachusetts, offers an integrated suite of Internet customer relationship management and electronic commerce software applications, as well as related application development, integration and support services.

Blackbaud, Inc., headquartered in Charleston, South Carolina, provides software and related services designed specifically for nonprofit organizations worldwide.

Bradley Pharmaceuticals, Inc., headquartered in Fairfield, New Jersey, is a specialty pharmaceutical company that acquires, develops and markets prescription and over-the-counter products in select markets.

Cascade Bancorp, headquartered in Bend, Oregon, operates as the holding company for Bank of the Cascades that provides commercial and retail banking services in central Oregon, southern Oregon, Salem/Keizer and in Portland.

Celadon Group, Inc., headquartered in Indianapolis, Indiana, provides and arranges van flatbed truckload transport services between the United States and Canada and flatbed trucking services within the United States and to the Mexican border.

Cenveo Inc., headquartered in Stamford, Connecticut, provides print and visual communications services in North America.

Charlotte Russe Holding Inc., headquartered in San Diego, California, is a mall-based apparel and accessories retailer. The company markets primarily to women between the ages of 15 and 35 and operates through its "Charlotte Russe" and "Rampage" stores.

Chattem, Inc., headquartered in Chattanooga, Tennessee, manufactures and markets branded consumer products, including over-the-counter toiletries and healthcare and skin care products. The company's products include "Gold Bond" medicated powder, "Icy Hot" topical analgesic, "Dexatrim" appetite suppressant, "Ban" deodorant and "Bullfrog" sunblock.

Covansys Corporation, headquartered in Farmington Hills, Michigan, is a global technology services company with a focus on industry-specific solutions, strategic outsourcing and integration services.

CT Communications, Inc., headquartered in Concord, North Carolina, provides local and toll telephone service and network access services in various counties in North Carolina. The company also offers Internet, long distance, business, wireless, and data services.

Diodes Incorporated, headquartered in Westlake Village, California, manufactures, sells and distributes discrete semiconductors worldwide, primarily to manufacturers in the communications, computing, industrial, consumer electronics and automotive markets, and to distributors of electronic components to end customers in these markets.

Fairpoint Communications, Inc., headquartered in Charlotte, North
Carolina, provides communications services for small business and residential clients in rural markets throughout the United States. The company's services include local and long distance voice, data, Internet and broadband services, and long distance services for other communication providers.

Forrester Research, Inc., headquartered in Cambridge, Massachusetts, is an independent technology and market research firm providing research and advice on the future of technology change and its impact on businesses, consumers and society. The company markets its products in North America, Europe and Asia.

Fuel Systems Solutions Inc., headquartered in Cerritos, California, engages in the design, manufacture and supply of alternative fuel products and systems to the transportation, industrial and power generation sectors worldwide.

GMX Resources Inc., headquartered in Oklahoma City, Oklahoma, is engaged in the acquisition and development of oil and gas properties in the United States, primarily Kansas, Louisiana, New Mexico and Texas.

Group 1 Automotive, Inc., headquartered in Houston, Texas, is an operator and consolidator in the automotive retailing industry. The company owns dealerships located in Texas, Colorado, Florida, Georgia, Louisiana, New Mexico and Oklahoma.

Hecla Mining Company, headquartered in Coeur D'Alene, Idaho, is a precious metals company engaged in the exploration for, development and mining of mineral resources. The company has operations in Idaho, Alaska, Mexico and Venezuela.

HEICO Corporation, headquartered in Hollywood, Florida, designs, manufactures, and sells aerospace products and services through its subsidiaries. The company's customers include airlines, as well as defense contractors and military agencies worldwide, including the United States Air Force, the United States Navy, and the National Aeronautics & Space Administration (NASA).

Hittite Microwave Corporation, headquartered in Chelmsford,
Massachusetts, designs and develops analog and mixed-signal integrated circuits, modules and subsystems used in microwave, radio frequency and millimeterwave applications. Products include attenuators, power amplifiers, switches, modulators, converters, phase shifters and sensors.

Huron Consulting Group Inc., headquartered in Chicago, Illinois, is an independent provider of financial and operational consulting services. The company provides services to a wide variety of both financially sound and distressed organizations, including Fortune 500 companies, medium-sized and large businesses, leading academic institutions, healthcare organizations and law firms.

Kenexa Corporation, headquartered in Wayne, Pennsylvania, provides software, services, proprietary content and outsourcing that enables organizations to effectively recruit, hire, deploy and retain employees. The company has locations worldwide.

Ladish Co., Inc., headquartered in Cudahy, Wisconsin, engages in the engineering, production, and marketing of forged and cast metal components for various load-bearing and fatigue-resisting applications in the jet engine, aerospace, and industrial markets worldwide.

Maidenform Brands, Inc., headquartered in Bayonne, New Jersey, is a global intimate apparel company with a wide variety of brands and products, including bras, panties and shapewear. The company markets its products worldwide, through multiple distribution channels, including stores, off-price retailers, company-operated outlets and on-line.

Newport Corporation, headquartered in Irvine, California, designs, makes and markets components and systems which enhance productivity and capabilities of automated assembly and test and measurement for high precision manufacturing and engineering applications. The company's products are used in semiconductor manufacturing and testing, fiber optic communications and other commercial applications that require ever increasing higher-precision and tighter tolerances.

Noven Pharmaceuticals, Inc., headquartered in Miami, Florida, is engaged in the development and manufacture of advanced transdermal drug delivery technologies and prescription transdermal products.

Oplink Communications, Inc., headquartered in Fremont, California, provides products used to enhance the performance of optical networks. The company's products include fiber optic components and integrated optical modules which are sold worldwide to communication equipment suppliers.

Orbital Sciences Corporation, headquartered in Dulles, Virginia, engages in the design, development, manufacture, and operation of small rockets and space systems for the U.S. Department of Defense and other U.S. government agencies, as well as for commercial and scientific customers.

Rackable Systems Inc., headquartered in Milpitas, California, provides open architecture, high-density computer servers and storage solutions for data center deployments. The company's products feature thermal management, simplified serviceability and remote management capability.

SWS Group, Inc., headquartered in Dallas, Texas, provides securities transaction processing to broker/dealers; securities brokerage to individuals and institutions; investment banking services to municipal and corporate clients; fixed income and equity securities trading; and asset management and trust services.

Technitrol, Inc., headquartered in Trevose, Pennsylvania, is a worldwide producer of electronic components, electrical contacts and assemblies and other precision-engineered parts and materials for manufacturers of networking, broadband/Internet access, telecommunications, computer and electrical equipment.

TheStreet.com, Inc., headquartered in New York, New York, provides business and investment content that is made available through online publications, content syndication, and audio and video programming. The company updates its website throughout each business day with original stories.

Tower Group, Inc., headquartered in New York, New York, provides property and casualty insurance and insurance services to small and mid-sized businesses and individuals. The company's property and casualty commercial and personal lines products and services are offered in select markets not well served by other carriers.

TreeHouse Foods, Inc., headquartered in Westchester, Illinois, processes food and markets its products to grocery stores. The company's products include cheese sauces, non-dairy powdered coffee creamer, pickles, relishes and puddings.

Volterra Semiconductor Corp., headquartered in Fremont, California, designs, develops and markets analog and mixed-signal power management semiconductors for the computing, storage, networking, and consumer markets primarily in the United States. The company's products are used in desktop and notebook computers, hard disk drives, digital cameras, digital televisions, enterprise storage equipment, graphics cards, mobile phones, optical drives, portable digital music players, printers, servers and telecommunications equipment.

World Acceptance Corporation, headquartered in Greenville, South
Carolina, is engaged in the small-loan consumer finance business, offering short-term loans, related credit insurance and ancillary products and services to individuals in 10 states.


                 Value Line(R) Target 25 Strategy Stocks


Abercrombie & Fitch Co. (Class A), headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.

Albemarle Corporation, headquartered in Richmond, Virginia, is a major producer of specialty polymers and fine chemicals including: polymer intermediates, cleaning product intermediates and additives, agrichemical intermediates, pharmachemical intermediates and bulk actives, catalysts and brominated flame retardants.

Allegheny Technologies, Inc., headquartered in Pittsburgh, Pennsylvania, operates in three business segments: flat-rolled products, high-performance metals and industrial products.

American Eagle Outfitters, Inc., headquartered in Warrendale,
Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, footwear, and accessories.

bebe stores, inc., headquartered in Brisbane, California, designs, develops and produces a distinctive line of contemporary women's apparel and accessories under the "bebe," "bebe moda" and "bbsp" brand names. The company operates retail stores in the United States, Canada and the United Kingdom.

Brush Engineered Materials Inc., headquartered in Cleveland, Ohio, is a manufacturer of high-performance engineered materials serving the global telecommunications and computer, optical media, automotive electronics, industrial components, aerospace and defense, and appliance markets.

BT Group PLC (ADR), headquartered in London, England, through its subsidiaries, provides communications solutions and services to business, residential, and wholesale customers in Europe, the Americas, and the Asia-Pacific region.

Continental Airlines, Inc., headquartered in Houston, Texas, an air carrier, engages in transporting passengers, cargo, and mail in the United States.

Core Laboratories N.V., headquartered in Amsterdam, the Netherlands, provides reservoir description, production enhancement and reservoir management services. The company's customers include major, national, and independent oil and gas producers. The company also manufactures and sells petroleum reservoir rock and fluid analysis instrumentation and other integrated systems.

The DIRECTV Group, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

GUESS?, Inc., headquartered in Los Angeles, California, designs, markets and distributes a line of casual apparel, accessories and related consumer products. The products are marketed and licensed under the brand names "Guess?," "Guess U.S.A." and "Triangle Design."

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.

Hasbro, Inc., headquartered in Pawtucket, Rhode Island, designs, manufactures and markets a diverse line of toy products and related items including games, preschool toys, dolls, plush products and infant products.

Illumina, Inc., headquartered in San Diego, California, develops next-generation tools for the large-scale analysis of genetic variation and function and provides information that could be used to improve drugs and therapies and cure disease.

Immucor, Inc., headquartered in Norcross, Georgia, develops, manufactures and sells a complete line of reagents and automated systems used primarily by hospitals, clinical laboratories and blood banks to detect and identify properties in the human blood.

Infosys Technologies Limited (ADR), headquartered in Bangalore, India, provides consulting and information technology services primarily in North America, Europe, and the Asia-Pacific region.

Kimball International, Inc., headquartered in Jasper, Indiana, provides wood furniture and cabinets, as well as electronic assemblies for use in various industries worldwide.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

OM Group, Inc., headquartered in Cleveland, Ohio, through its operating subsidiaries, is a vertically integrated international producer and marketer of value-added metal-based specialty chemicals.

Priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Rock-Tenn Company (Class A), headquartered in Norcross, Georgia, manufactures and distributes folding fiber partitions, cartons, corrugated containers and displays, laminated paperboard products, plastic packaging, recycled paperboard and corrugating medium to nondurable good producers.

Steven Madden, Ltd., headquartered in Long Island City, New York, together with its subsidiaries, designs, sources, markets and sells fashion-forward footwear brands for women, men and children.

TeleTech Holdings, Inc., headquartered in Englewood, Colorado, provides outsourced customer support and marketing services for a variety of industries via call centers. The company also provides outsourced database management, direct marketing and related customer retention services for automotive dealerships and manufacturers in North America.

Tempur-Pedic International Inc., headquartered in Lexington, Kentucky, through its primary subsidiary Tempur World, manufactures and markets foam mattresses, pillows and miscellaneous products under the Tempur-Pedic and other brand names.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 1227, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; and FT 1222 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1227, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 30, 2006.

                              FT 1227

                              By  FIRST TRUST PORTFOLIOS L.P.
                                        Depositor




                              By  Jason T. Henry
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen       Director            )
                           of The Charger      )
                           Corporation, the    ) November 30, 2006
                           General Partner of  )
                           First Trust         )
                           Portfolios, L.P.    )

Karla M. Van Kampen-Pierre Director            )
                           of The Charger      )
                           Corporation, the    ) Jason T. Henry
                           General Partner of  ) Attorney-in-Fact**
                           First Trust         )
                           Portfolios, L.P.    )

David G. Wisen             Director            )
                           of The Charger      )
                           Corporation, the    )
                           General Partner of  )
                           First Trust         )
                           Portfolios, L.P.    )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Amendment No. 2 to Registration Statement No. 333-136873 of our report dated November 30, 2006 relating to the financial statement of FT 1227 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.





Deloitte & Touche LLP


Chicago, Illinois
November 30, 2006


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT for 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1227 among First Trust Portfolios L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as Fund/SERV Eligible Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7